Exhibit 99.1

MAG SILVER CORP.

TECHNICAL REPORT ON THE MINERAL RESOURCE UPDATE FOR THE JUANICIPIO JOINT VENTURE, ZACATECAS STATE, MEXICO PREPARED FOR MAG SILVER CORP.

Report for NI 43-101

Author:
David A. Ross, M.Sc., P.Geo.

Report Control Form

Document Title	Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico

Client Name & Address	MAG Silver Corp. #770 - 800 West Pender Street Vancouver, British Columbia V6C 2V6

Document Reference	Project # 1505	Status & Issue No.	Final Version

Issue Date	February 1, 2012

Lead Author	David A. Ross	(Signed)

Peer Reviewer	Graham Clow Luke Evans	(Signed) (Signed)

Project Manager Approval	David A. Ross	(Signed)

Project Director Approval	William E. Roscoe	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

TABLE OF CONTENTS
PAGE
1 Summary	1-1
Executive Summary	1-1
Technical Summary	1-3
2 Introduction	2-1
3 Reliance on Other Experts	3-1
4 Property Description and Location	4-1
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1
6 History	6-1
Prior Ownership	6-1
Exploration History	6-2
Scoping Study	6-3
7 Geological Setting and Mineralization	7-1
Regional Geology	7-1
Property Geology	7-5
Mineralization	7-9
8 Deposit Types	8-1
9 Exploration	9-1
10 Drilling	10-1
11 Sample Preparation, Analyses and Security	11-1
Sampling Method and Approach	11-1
Sample Preparation and Analysis	11-2
Core Storage and Security	11-3
12 Data Verification	12-1
Site Visit and Core Review	12-1
Independant Check Samples	12-1
Assay Table Review	12-2
Quality Assurance and Quality Control	12-2
13 Mineral Processing and Metallurgical Testing	13-1
Sample Preparation	13-1
Bond Work Index Testing	13-2
Head Grade Analysis	13-3
Mineralogy	13-3
Flotation Tests	13-5
14 Mineral Resource Estimates	14-1
Resource Database	14-1
Geological Interpretation and 3D Solids	14-2

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page i

PAGE
Statistical Analysis	14-5
Cutting High-Grade Values	14-6
Compositing	14-10
Interpolation Parameters	14-12
Density	14-18
Block Model	14-18
NSR Cut-off Value	14-19
Classification	14-20
Mineral Resource Reporting	14-21
Mineral Resource Validation	14-22
Comparison of Other Estimates	14-23
15 Mineral Reserve Estimates	15-1
16 Mining Methods	16-1
17 Recovery Methods	17-1
18 Project Infrastructure	18-1
19 Market Studies and Contracts	19-1
20 Environmental Studies, Permitting and Social or Community Impact	20-1
21 Capital and Operating Costs	21-1
22 Economic Analysis	22-1
23 Adjacent Properties	23-1
24 Other Relevant Data and Information	24-1
25 Interpretation and Conclusions	25-1
26 Recommendations	26-1
27 References	27-1
28 Signature Page	28-1
29 Certificate Of Qualified Person	29-1
30 Appendix 1	30-1
List of Drill Holes	30-1

LIST OF TABLES
PAGE
Table 1-1 Juanicipio Joint Venture Mineral Resources (100% Basis) – August 2011	1-1
Table 1-2 Proposed Budget (100% Basis)	1-3
Table 4-1 Tenure Data	4-1
Table 7-1 Stratigraphy of the Fresnillo District	7-4
Table 7-2 Select Drill Hole Intersections	7-10
Table 13-1 Check Sample Results	12-2

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page ii

PAGE
Table 13-1 Sample Description	13-1
Table 13-2 Composite Samples for Flotation Test work	13-2
Table 13-3 Bond Work Index Tests	13-2
Table 13-4 Head Grade Analysis	13-3
Table 13-5 Mineralogical Composition	13-4
Table 13-6 Degree of Liberation	13-4
Table 13-7 Metallurgical Balance (May 2008)	13-5
Table 13-8 Metallurgical Balance (January 2009)	13-6
Table 14-1 Descriptive Statistics of Resource Assay Values	14-5
Table 14-2 Descriptive Statistics of Cut Resource Assay Values	14-9
Table 14-3 Descriptive Statistics of Composite Values	14-11
Table 14-4 Block Estimate Search Strategy	14-12
Table 14-5 Comparison Statistics of Density Measurements and Block Estimates	14-18
Table 14-6 Juanicipio Joint Venture Mineral Resources (100% Basis) – August 2011	14-21
Table 14-7 Volume Comparison	14-22
Table 14-8 Comparison to Previous RPA Resource Estimate	14-23
Table 14-9 Comparison of RPA and Strathcona Results	14-24
Table 26-1 Proposed Budget (100% Basis)	26-1

LIST OF FIGURES
PAGE
Figure 4-1 Location Map	4-3
Figure 4-2 Claim Map	4-4
Figure 7-1 Regional Geology	7-2
Figure 7-2 Regional Stratigraphy	7-3
Figure 7-3 Property Geology	7-8
Figure 10-1 Drill Hole Plan Map	10-2
Figure 12-1 Blank results for Silver	12-3
Figure 12-2 Control Chart for CRM AL	12-4
Figure 12-3 Control Chart for CRM BL	12-4
Figure 12-4 Control Chart IPL Versus ALS Duplicates	12-5
Figure 12-5 Control Chart ACME Versus ALS Duplicates	12-6
Figure 14-1 3D View of Wireframe Models	14-4
Figure 14-2 3D View of Block Model Silver Grades	14-4
Figure 14-3 Histogram of Silver Resource Assays (n=620)	14-7
Figure 14-4 Histogram of Gold Resource Assays (n=620)	14-7
Figure 14-5 Histogram of Lead Resource Assays (n=620)	14-8
Figure 14-6 Histogram of Zinc Resource Assays (n=620)	14-8
Figure 14-7 Histogram of Sample Lengths	14-10
Figure 14-8 Vertical Section 2200SE	14-13
Figure 14-9 Vertical Section 2400SE	14-14
Figure 14-10 Level Plan 1740Z	14-15
Figure 14-11 Level Plan 1590Z	14-16
Figure 14-12 Inclined Longitudinal Section	14-17
Figure 23-1 Adjacent Properties	23-2

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page iii

LIST OF APPENDIX TABLES

PAGE
Table 30-1 Summary of Drilling	30-1

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page iv

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by MAG Silver Corp. (MAG Silver) to update the Mineral Resource estimate and prepare an independent Technical Report on the Juanicipio Joint Venture in Zacatecas State, Mexico. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).  MAG Silver requires this report to support the updated Mineral Resource estimate for the property prepared by RPA and disclosed in a press release dated December 19, 2011.  RPA has visited the property several times, most recently on December 16, 2010.

The Juanicipio property is owned by Minera Juanicipio S.A. de C.V. (Minera Juanicipio), a joint venture between Fresnillo plc (Fresnillo, 56%) and MAG Silver (44%), with Fresnillo acting as the operator.  The major asset associated with the Juanicipio Joint Venture is a silver-gold-lead-zinc deposit at the Preliminary Economic Assessment stage.

Table 1-1 summarizes the Mineral Resource estimate of the Juanicipio Joint Venture prepared by RPA based on drill hole data available as of August 5, 2011.  The Mineral Resources are estimated using a net smelter return (NSR) cut-off grade of US$55 per tonne.

TABLE 1-1 JUANICIPIO JOINT VENTURE MINERAL RESOURCES (100% BASIS) – AUGUST 2011
MAG Silver Corp. - Juanicipio Joint Venture

		Grade				Contained Metal
	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	Mt	g/t	g/t	%	%	M oz	K oz	M lb	M lb
Total Indicated	6.2	728	1.9	1.9	3.9	146	384	267	539

Total Inferred	7.1	373	1.6	1.5	2.6	85	370	236	400

Notes:
1.	CIM definitions were followed for the classification of Mineral Resources.
2.	Mineral Resources are estimated at an incremental NSR cut-off value of US$55 per tonne
3.
NSR values are calculated in US$ using factors of $0.52 per g/t Ag, $26.01 per g/t Au, $11.69 per % Pb, and $8.67 per % Zn. These factors are based on metal prices of US$19.25/oz Ag, US$1,100/oz Au, $0.93/lb Pb, and $0.88/lb Zn and estimated recoveries and smelter terms.

4.	The Mineral Resource estimate uses drill hole data available as of August 5, 2011.
5.	Totals may not add correctly due to rounding.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 1 - 1

CONCLUSIONS

MAG Silver and joint venture partner Fresnillo have made a major discovery of low-sulphidation epithermal vein mineralization, located in the southwest corner of the world-class Fresnillo silver mining district.  The discovery is located in the northeast corner of the property and consists of two silver-gold-lead-zinc epithermal structures known as Valdecañas and Juanicipio vein systems.  Most exploration on the property has focused on these two vein systems.  There is good exploration potential remaining at the Juanicipio Vein and elsewhere on the property, which remains largely underexplored.  A significant exploration budget is warranted.

RPA estimated Mineral Resources for the Valdecañas and Juanicipio vein systems using drill hole data available as of August 5, 2011.  At an NSR cut-off of US$55/t, Indicated Mineral Resources are estimated to total 6.2 million tonnes of 728 g/t Ag, 1.9 g/t Au, 1.9% Pb, and 3.9% Zn.  Inferred Mineral Resources are estimated to total 7.1 million tonnes of 373 g/t Ag, 1.6 g/t Au, 1.5% Pb, and 2.6% Zn.  The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins, a Stockwork Zone, and the Juanicipio Vein.  The Valdecañas Vein extends to the property boundary in both the northwest and southeast directions.  There is potential to extend the Mineral Resource in the up-dip and down-dip directions.  There are no Mineral Reserves estimated on the property.

The total contained metals in the Indicated Resource are 146 million ounces of silver, 384,000 ounces of gold, 267 million pounds of lead, and 539 million pounds of zinc.  The Inferred Resource contains 85 million ounces of silver, 370,000 ounces of gold, 236 million pounds of lead, and 400 million pounds of zinc.

RECOMMENDATIONS

The Juanicipio property hosts a significant silver-gold-lead-zinc deposit and merits considerable additional work.  RPA recommends a budget of US$8.65 million (Table 1-2) for 2012 to advance the Valdecañas vein system and explore elsewhere on the property.  Work should include:

•	10,000 m of drilling at the Valdecañas vein system to obtain a drill hole spacing no greater than 100 m in both the along-strike and up- and down-dip directions.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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•	6,500 m of drilling at the Las Venadas Vein to explore for extensions of the known mineralization.

•	19,500 m of drilling for a property-wide exploration program including mapping, and drilling of new targets. Key criteria should be known mineralization, lineaments, and alteration.

TABLE 1-2 PROPOSED BUDGET (100% BASIS)
MAG Silver Corp. - Juanicipio Joint Venture

Item	US$
Drilling (~36,000 m)	5,400,000
Interpretation, resource update, etc.	65,000
Geotechnical and Engineering Studies	1,200,000
Operating Costs / Office	1,200,000
Sub-total	7,865,000
Contingency (10%)	786,500
Total	8,651,500

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Juanicipio Joint Venture consists of a single concession covering 7,679.21 ha in central Zacatecas State, Mexico.  It is centred at roughly 102° 58’ east and 23° 05’ north.

LAND TENURE

The Juanicipio 1 exploitation concession has a 50 year life from the date it was issued and will expire on December 12, 2055.

SITE INFRASTRUCTURE

The only permanent infrastructure on the subject claim is a series of exploration drill roads used to access drill sites.

HISTORY

Silver mineralization in the Fresnillo area was discovered in 1554.  Although no records exist prior to the 1970s, the Juanicipio property was likely prospected sporadically over the years because of its proximity to Fresnillo mining area.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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Industrias Peñoles S.A. de C.V. (Peñoles) drilled several holes to the northeast of the property in the 1970s and 1980s.  Concerted exploration of the areas adjoining the Juanicipio property was initiated by Fresnillo in 2006 based on results from the Valdecañas Vein discovery.

From 2000 to 2001, Minera Sunshine S.A. de C.V. completed an exploration program consisting of property-wide geological mapping, preliminary rock chip sampling, and Landsat image and air photo analysis. This was followed by more detailed geological mapping in areas of interest, additional Landsat image analysis, detailed geochemical sampling, and a limited amount of audio magnetotellurics.

In July 2002, Minera Lagartos S.A. de C.V. (Minera Lagartos) optioned the Juanicipio 1 concession. On August 8, 2002, MAG Silver entered into an agreement whereby it could acquire 98% of the issued and outstanding shares of Minera Lagartos.  This agreement was later amended such that MAG Silver could acquire a 99% interest in Minera Lagartos and a beneficial ownership of the remaining 1% interest.

From May 2003 to June 2004, MAG Silver completed 10 drill holes for a total of 7,595 m.

On April 4, 2005, MAG Silver announced that it had entered into a joint venture agreement with Peñoles whereby Peñoles could earn a 56% interest in the property. Fresnillo and MAG Silver formed a new company, Minera Juanicipio, to operate the joint venture.

On July 25, 2008, MAG Silver filed a Technical Report on the Juanicipio Project which included an initial Mineral Resource estimate.  That report covered work on the property to December 31, 2007.  The Mineral Resource estimate was then updated by RPA (then Scott Wilson RPA) in early 2009 based on drill hole results available to January 29, 2009.  On September 14, 2009, MAG Silver announced the results of the independent preliminary assessment for development of the Valdecañas Vein as a potential stand-alone silver mine.  On December 1, 2010, MAG Silver announced a Juanicipio resource estimation and update prepared by RPA (then Scott Wilson RPA).  A NI 43-101 Technical Report to support the resource update was filed on SEDAR on January 14, 2011.  On November 10, 2011, MAG Silver announced an updated Juanicipio resource

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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estimate prepared by Strathcona Mineral Services Inc. on behalf of the Minera Juanicipio.

From August 2005 to August 5, 2011, Fresnillo had completed 129 core holes for a total of 106,948 m of drilling.

GEOLOGY

The Juanicipio property lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental range.  Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane that were obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic.  These were then overlapped by a Jurassic-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proaño and Chilitos formations. The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks.

On the Juanicipio property, the dominant structural features are: (i) 340° to 020°, or north-south structures; (ii) 290° to 310° trending, steeply dipping faults; and (iii) lesser 040° to 050° structures.  From field observations, the north-south structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff, especially in the vicinity of Linares Canyon.  More important to the silicification appears to be the 290° to 310° trending, steeply to moderately dipping faults.  These faults occur where silicification and advanced argillic alteration are most intense and may have served as major hydrothermal fluid pathways.

The two significant silver-gold epithermal structures discovered to date on the Juanicipio property are known as the Valdecañas and Juanicipio veins.  Both veins strike east-southeast and dip 35o to 50o southwest.  The Valdecañas structure hosts the majority of the Mineral Resources currently estimated on the property.

Mineralization consists of precious metal rich, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. The veins have undergone multiple mineralizing events as suggested by various stages of brecciation and quartz sealing,

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 1 - 5

local rhythmic microcrystalline quartz-pyrargyrite banding, and open-space cocks-comb textures and vuggy silica. The vein exhibits the characteristic metal zoning of the principal veins in the Fresnillo district, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections.

MINERAL RESOURCES

A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models of the mineralized veins using the descriptive logs, a minimum NSR value of approximately US$55 per tonne, and a minimum thickness of 1.5 m.  Prior to compositing to two metre lengths, high grades were cut to 6,000 g/t Ag, 16 g/t Au, and 15% for both lead and zinc.  Block grades were converted to an NSR, and only blocks greater than US$55 per tonne were reported.  Classification into the Indicated and Inferred categories was guided by the drill hole density and the apparent continuity of the mineralized zones.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by MAG Silver Corp. (MAG Silver) to update the Mineral Resource estimate and to prepare an independent Technical Report on the Juanicipio Joint Venture in Zacatecas State, Mexico. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).  MAG Silver requires this report to support the updated Mineral Resource estimate for the property prepared by RPA and disclosed in a press release dated December 19, 2011.

MAG Silver is listed on the Toronto Stock Exchange and on the NYSE Amex Equities.  MAG Silver’s major assets are the Juanicipio Joint Venture Project, the subject of this report, and the Cinco de Mayo Project located in Chihuahua State, Mexico.  The Juanicipio property is owned by Minera Juanicipio S.A. de C.V. (Minera Juanicipio), a joint venture between Fresnillo plc (Fresnillo, 56%) and MAG Silver (44%), with Fresnillo acting as the operator.  The major asset associated with the Juanicipio Joint Venture is a silver-gold-lead-zinc deposit at the Preliminary Economic Assessment stage.

SOURCES OF INFORMATION

A site visit to the Juanicipio property was carried out by David Ross, M.Sc., P.Geo., Principal Geologist with RPA, on December 16, 2010.  He examined core from six drill holes (19-9, NA, NF2, PD, JC, and 17-5B), visited an active drill site, and reviewed logging and sampling methods.  Discussions on site and thereafter were held with:

•	Mr. Dan MacInnis, President and CEO, MAG Silver
•	Mike Petrina, Vice President Business Development, MAG Silver
•	Lyle Hanson, Geologist, MAG Silver
•	Gabriel Arredondo, Geologist, Minera Cascabel
•	Jonathan Franco, Project Geologist, Fresnillo
•	Polo Gonzalez, Geologist, Fresnillo

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27, References.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 2 - 1

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	km2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
μg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
a	annum	L	litre
AMSL	above mean sea level	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	ppm	part per million
g	gram	psia	pound per square inch absolute
G	giga (billion)	psig	pound per square inch gauge
Gal	Imperial gallon	RL	relative elevation
g/L	gram per litre	s	second
g/t	gram per tonne	st	short ton
gpm	Imperial gallons per minute	stpa	short ton per year
gr/ft3	grain per cubic foot	stpd	short ton per day
gr/m3	grain per cubic metre	t	metric tonne
hr	hour	tpa	metric tonne per year
ha	hectare	tpd	metric tonne per day
hp	horsepower	US$	United States dollar
in	inch	USg	United States gallon
in2	square inch	USgpm	US gallon per minute
J	joule	V	volt
k	kilo (thousand)	W	watt
kcal	kilocalorie	wmt	wet metric tonne
kg	kilogram	yd3	cubic yard
km	kilometre	yr	year
km/h	kilometre per hour

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by RPA for MAG Silver.  The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by MAG Silver and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by MAG Silver, including an independent opinion by Creel, García-Cuéllar, Aiza y Enríquez, of México, Mexico, dated December 24, 2010.  RPA has not researched property title or mineral rights for the Juanicipio Joint Venture and expresses no opinion as to the ownership status of the property.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 3 - 1

4 PROPERTY DESCRIPTION AND LOCATION

The Juanicipio Joint Venture property is located in central Zacatecas State, approximately 70 km by road northwest of the state capital of Zacatecas City (Figure 4-1).  Zacatecas City has a population of approximately 255,000 and is located about 550 km northwest of Mexico City.  Zacatecas City is serviced by daily flights from Mexico City.  The property is accessible by Federal Highway 49 northwest from Zacatecas City to Fresnillo, then six kilometres to the southwest along paved and dirt roads.  The centre of the property is located at roughly 102° 58’ east and 23° 05’ north.

LAND TENURE

The property consists of a single mining concession measuring 7,679.21 ha (Figure 4-2).  Table 4-1 lists the tenure information for the Juanicipio concession.  All concessions in Mexico are now classed as exploitation concessions and have a 50 year life from the date of issue.

TABLE 4-1 TENURE DATA
MAG Silver Corp. – Juanicipio Joint Venture

Concession	Date Issued	Expiry Date	Area (ha)	Title No.	Owner
Juanicipio 1	13-Dec-2005	12-Dec-2055	7,679.21	Tx 226339	Minera Juanicipio S.A.

The property is owned by Minera Juanicipio, a joint venture company 56% held by Fresnillo and 44% held by MAG Silver, with Fresnillo acting as the operator.  Industrias Peñoles S.A. de C.V. (Peñoles) holds a 77% interest in Fresnillo and therefore a beneficial 43% interest in the property.

Surface ownership over the area of interest in the northeast portion of the property was held by the Valdecañas Ejido and Ejido Saucito de Poleo. The joint venture has purchased the surface rights of that area for US$1.40 million (Figure 4-2).

MAG Silver provided an independent opinion by Creel, García-Cuéllar, Aiza y Enríquez, of México, Mexico, dated December 24, 2010, which is in agreement with the above land tenure information.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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With the exception of liabilities related to the reclamation of exploration drill roads and sites, RPA is not aware of any outstanding environmental liabilities. All applicable permits required to conduct mineral exploration have been granted.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 4-2

FIGURE 4-1   LOCATION MAP

104°
102°
100°
24°
22°
COAHUILA
To Saltillo
NUEVO LEON
N
To Torreón
Cedros
Concepción del Oro
El Salvador
Est. Camacho
Juan Aldama
Norias
San Felipe Nuevo Mercurio
Miguel Auza
San Tiburcio
General Francisco Murguia
Flores Gracia
To Durango
Rio Grande
Est. Cañitas de Felipe Pescador
DURANGO
Sombrerete
ZACATECAS
El Salado
La Chicharrona
Villa de Cos
Plateros
SAN LUIS POTOSI
Fresnillo
Jiménez de Teúl
JUANICIPIO JOINT VENTURE
Victor Rosales
Zacatecas
Valparaiso
Jerez de Garcia Salinas
Trancoso
Guadalupe
Espiritu Santo
Potrero de Gallegos
Ojo Caliente
Luis Moya
Villanueva
Loreto
Pinos
Monte Escobedo
To San Luis Potosí
Tayahua
AGUASCALIENTE
JALISCO
NAYARIT
Tlaltenango
Huanusco
Tepechitlán
Jalpa
JALISCO
GUANAJUATO
To Queretaro
Juchipila
To Lagos de Moreno & Guadalajara
Moyahua
To Guadalajara
Legend:
State Capital City
City/Town
Highway
Road
State Boundary
0 20 40 60 80 100
Kilometres
February 2012

United States
Gulf of California
Mexico
Gulf of Mexico
Zacatecas State
Pacific Ocean
Mexico City
32°
24°
16°
112°
104°
96°
88°

Figure 4-1

Mag Silver Corp.

Juanicipio Joint Venture
Zacatecas State, Mexico
Location Map

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

  Page 4-3

FIGURE 4-2   CLAIM MAP

700,000 E
705,000 E
710,000 E
N
SAN CARLOS II
EXP. 93/24,818
SAN CARLOS
EXP. 24,813
ARANZAZU EXP. 21,355
Surface Rights Area
EL FIERRO
EXP. 8-1.3/887
2,560,000 N
Valdecañas Vein System
Las Venadas Structure
EL RETAQUE
EXP. 14,343
Juanicipio Vein System
REYNA I
EXP. 15,206
2,550,000 N
JUANICIPIO I
T-226339
7679.21 ha.
ALIANZA 2
EXP. 93/27,290
2,555,000 N
0 1000 2000 3000 4000
Metres
UTM NAD 27 Mexico, Zone 13
Coordinate System
REYNA IV
EXP. 8-1.3/1307
L. SAN JUAN
EXP. 15,896
TERRENO LIBRE
ALIANZA 3
EL MINERITO
EXP. 16,731
PROVIDENCIA
TERRENO LIBRE
2,545,000 N
LAS PIRAMIDES
EXP. 16,893
ALIANZA 2
EXP. 93/27,290

Figure 4-2

Mag Silver Corp.

Juanicipio Joint Venture

Zacatecas State, Mexico

Claim Map

February 2012

Source: Mag Silver Corp., 2011.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 4-4

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Juanicipio Joint Venture is located 70 km by road northwest of Zacatecas City in central Zacatecas State. The property is accessible by taking Federal Highway 49 northwest from Zacatecas City to Fresnillo and then six kilometres to the southwest along paved and dirt roads.

CLIMATE

The climate is warm and arid.  Temperatures vary from 0°C to 41°C and average 21°C.  The average annual precipitation is 290 mm, with the period from June to September being the rainiest.  Exploration and development can be carried out twelve months a year.

LOCAL RESOURCES

The closest full service town is Fresnillo, located eight kilometres from the property. Fresnillo has a population of approximately 200,000 and has all the services required to support a mining operation including a trained workforce, hospital, and accommodations.

The closest airport with daily air service to Mexico City is located at Zacatecas City.  Both Zacatecas City and Fresnillo are serviced by rail.

There is an electric power substation in Fresnillo.

INFRASTRUCTURE

The only permanent infrastructure on the subject claim is a series of exploration roads used to access drill sites.  Section 23 describes infrastructure located immediately outside the property boundary.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 5-1

PHYSIOGRAPHY

The Juanicipio property lies within the Mexican Mesa Central or Altiplano. This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges. The Altiplano in this region is dominated by broad alluvium filled valleys between mountain ranges with an average elevation of approximately 1,700 m AMSL. Local mountain ranges reach 3,000 m AMSL. Elevations on the Juanicipio property itself range from 2,050 m to 2,450 m AMSL and the terrain is moderate to rugged.

Vegetation is sparse and consists mainly of grasses, low thorny shrubs, and cacti with scattered oak forests at higher elevations. Surface water is rare, but groundwater is available.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 5-2

6 HISTORY

PRIOR OWNERSHIP

The Juanicipio 1 concession was originally staked in 1996, with title eventually granted in 1998.  It was held under the name of Juan Antonio Rosales and covered an area of approximately 28,000 ha. The concession was later acquired by Martin Sutti, who optioned it to Minera Sunshine de Mexico S.A. de C.V (Minera Sunshine) until 2001.

In July 2002, Minera Lagartos S.A. de C.V. (Minera Lagartos) optioned the Juanicipio 1 concession. On August 8, 2002, MAG Silver entered into an agreement whereby it could acquire 98% of the issued and outstanding shares of Minera Lagartos. This agreement was later amended such that MAG Silver could acquire a 99% interest in Minera Lagartos and a beneficial ownership of the remaining 1% interest.

On April 4, 2005, MAG Silver announced that it had entered into a joint venture agreement with Peñoles whereby Peñoles could earn a 56% interest in the property by spending US$5 million on or before the end of year four of the agreement.  Peñoles committed to a minimum expenditure of US$750,000 including at least 3,000 m of drilling in the first year of the agreement.  Peñoles subscribed for US$500,000 in MAG Silver shares at the market price on signing and an additional US$500,000 in MAG Silver shares if the contract continued into the second year.  All earn-in requirements have been met.

In 2007, Peñoles’ precious metals assets were assigned to a wholly owned subsidiary, Fresnillo plc.

On December 21, 2007, Fresnillo and MAG Silver announced the formation of a new company incorporated in Mexico, Minera Juanicipio, to operate the joint venture.  Minera Juanicipio is 56% held by Fresnillo and 44% held by MAG Silver, with Fresnillo acting as the operator.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 6-1

EXPLORATION HISTORY

Silver mineralization in the Fresnillo area was discovered in 1554.  Although no records exist prior to the 1970s, the Juanicipio property was likely prospected periodically over the years because of its proximity to Fresnillo mining area.

Peñoles drilled several holes to the northeast of the property in the 1970s and 1980s, prior to the discovery of the nearby San Carlos Vein.  Concerted exploration of the areas adjoining the Juanicipio property was begun by Fresnillo in 2006 based on results from the Valdecañas Vein and San Carlos Vein.

From 2000 to 2001, Minera Sunshine contracted IMDEX Inc./Cascabel S.A. de C.V. (IMDEX/Cascabel) to complete property-wide (1:50,000 scale) geological mapping, preliminary rock chip sampling, Landsat image and air photo analysis.  This was followed by more detailed (1:5,000 scale) geological mapping in areas of interest, additional Landsat image analysis, detailed geochemical sampling, and a limited amount of Natural Source Audio Magnetotelluric (NSAMT) geophysical surveying.  The NSAMT survey was used to define structures, mainly in the northeastern part of the property. Minera Sunshine obtained drill permits to test this area but was not able to undertake drilling before terminating the option in 2001 (Megaw and Ramirez, 2001).

In April 2008, Fresnillo reported an initial Mineral Resource estimate for the Valdecañas deposit. In June 2008, MAG Silver retained SRK Consulting (Canada) Inc. (SRK) to prepare a NI 43-101 Technical Report documenting the initial Mineral Resource estimate prepared by Fresnillo and audited by SRK (Chartier et al., 2008).

In 2009, RPA, then Scott Wilson RPA, prepared a Mineral Resource estimate based on drill hole results available to January 29, 2009.  This work was done independently of the modelling and estimation work by Fresnillo (Ross and Roscoe, 2009).

RPA updated the resource in late 2010 based on data available to September 10, 2010 (Ross, 2011).  Fresnillo prepared a parallel estimate using similar drill hole data.  The Fresnillo estimate was audited by SRK (Brown et al., 2011).  The two estimates differed in the silver grade, which led to studies by additional consultants (Srivastava, 2011; Leuangthong et al., 2011).

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 6-2

On November 10, 2011, MAG Silver announced an independent updated mineral resource estimate made by Strathcona Mineral Services Limited (Strathcona) on behalf of the Minera Juanicipio Joint Venture.  The estimate was based on drill results available as of June 1, 2011, and used a physical cut-off grade of 100 g/t Ag.  Indicated Mineral Resources were estimated to total 5.7 million tonnes at 702 g/t Ag, 1.9 g/t Au, 2.2% Pb, and 4.2% Zn.  Total contained metals in the Indicated Resource were 128 million ounces of silver, 346,000 ounces of gold, 268 million pounds of lead, and 521 million pounds of zinc.  At the same cut-off value of 100 g/t Ag per tonne, Inferred Mineral Resources were estimated to total 4.3 million tonnes at 513 g/t Ag, 1.4 g/t Au, 1.6% Pb, and 3.0% Zn. The Inferred Resources contain an additional 71 million ounces of silver, 192,000 ounces of gold, 152 million pounds of lead, and 280 million pounds of zinc.  The Strathcona resource estimate will be used by AMC Mining Consultants (Canada) Ltd. (AMC) as the basis to update an NI 43-101 compliant Preliminary Economic Assessment report.

SCOPING STUDY

In May 2009, Tetra Tech WEI Inc., formerly Wardrop Engineering (Wardrop), was retained by Minera Juanicipio S.A. to carry out a scoping level study on the Valdecañas deposit.  The study (Ghaffari et al., 2009) was filed on SEDAR on November 6, 2009.  A summary of the highlights is provided below.

The study was completed on the basis that the joint mine/mill project would be conducted on a "stand alone" basis, independent of any other regional mining operations or related infrastructure.  It was based on Mineral Resource estimates made by Fresnillo.  It was also assumed that the most economical and efficient access to the mine would be via a ramp.  The estimates are to an accuracy of + 35%.  All costs are in US$ and the Wardrop Base Case utilizes the Energy and Metals Consensus Forecasts (EMCF) quarterly reports in calculating Wardrop/EMCF prices.

Wardrop Base Case:
•	Pre-tax Net Present Value (NPV) for the project, at 5% discount rate and using US$10.59 per ounce Ag, is estimated at US$671 M (MAG Silver's share at 44% estimated at US$295.2 M).
•	2.6 year payback period.
•	Pre-tax Internal Rate of Return (IRR) estimated at 38.5%.
•	3.5 year pre-development period.
•	12.6 year mine life (at 2,350 tpd mine rate).
•	Capital cost estimated at US$217 M.
•	Operating cost US$42.28 per tonne milled.
•	Unit cost per ounce of accountable silver US$2.56.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 6-3

A second case highlights what MAG Silver believes to be a pricing scenario more in keeping with the United States Securities and Exchange Commission's Industry Guide 7, interpreted by the SEC staff as requiring a three year trailing price for metals.  Wardrop used a four year trailing average.

Wardrop Case - using four year average silver price:
•	Pre-tax NPV for the project at 5% discount rate and four year average silver price (US$12.32 per ounce Ag) estimated at US$967 M (MAG Silver's share at 44% estimated at US$425.5 M).
•	2.2 year payback period.
•	Pre-tax IRR estimated at 48.4%.
•	3.5 year pre-development period.
•	12.6 year mine life at (2,350 tpd mine rate).
•	Capital cost estimated at US$217 M.
•	Operating cost US$42.28 per tonne milled.
•	Unit cost per ounce of accountable silver US$1.77.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 6-4

7 GEOLOGICAL SETTING AND MINERALIZATION

The following is modified from Megaw and Ramirez (2001). Figure 7-1 shows the regional geology and Figure 7-2 depicts the regional stratigraphy.

REGIONAL GEOLOGY

The Juanicipio property lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental range. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane (Simmons, 1991) that were obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jurassic-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proaño and Chilitos formations (Simmons, 1991; Wendt, 2002).  The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks (Ruvalcaba-Ruiz and Thompson, 1988).  Mesozoic marine rocks are host to the San Nicolas volcanogenic massive sulphide (VMS) deposit and Francisco Madero sedimentary exhalative (Sedex) deposit (Wendt, 2002).

Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc. These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic, volcaniclastic, conglomerate and locally limestone rocks, the “lower volcanic complex”, and a Tertiary (~25 to 45 Ma) “upper volcanic supergroup” of caldera related, rhyolite ash flow tuffs and flows.  Eocene to Oligocene intrusions occur throughout the Altiplano and are related to the later felsic volcanic event.  Locally, these two units are separated by an unconformity (Ruvalcaba-Ruiz and Thompson, 1988; Wendt, 2002).

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-1

FIGURE 7-1   REGIONAL GEOLOGY

FRESNILLO
Fortuna Shaft
General Shaft
San Luis Shaft
Jarillas Shaft
Saucito Shaft
Juanicipio JV Property
RAMÓN LOPEZ VELARDE
GENERAL ENRIQUE ESTRADA
MADERO
Legend:
Alluvium
Basalt
Rhyolite
Shale
Limestone
Argillite
Andesite
Vein
Mantos
Shaft
Major Road
Urban Area
N
0
5
10
15
20
Kilometres

Figure 7-1

Mag Silver Corp.

Juanicipio Joint Venture

Zacatecas State, Mexico

Regional Geology

February 2012

Source: Mag Silver Corp., 2012.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-2

FIGURE 7-2   REGIONAL STRATIGRAPHY

QAL
RHYOLITES 27.7 -37.4 Ma
25.0 - 30.0 Ma SIERRA DE CHAPULTEPEC (HUSPENI, 1984)
PALEOSURFACE
RHYOLITES 38.3 Ma
HYDROTHERMAL FELDSPAR 29 Ma (SIMMONS, 1998)
FRESNILLO FORMATION
CHILITOS FORMATION
CUESTA DEL CURA
UPPER GRAYWACKE
CALCAREOUS SHALE
LOWER GRAYWACKE
TERTIARY
UPPER
LOWER
PROAÑO GROUP
Ag - Pb - Zn MINERALIZATION
FRESNILLO
RHYOLITES
RHYOLIATES LATITES ANDESITES
AHUICHILA
CARACOL OR INDIDURA
UPPER CRETACEOUS
Ag - Pb - Zn MINERALIZATION
SOMBRERETE
(90 NNW of Fresnillo)
RHYOLITES
TRACHYTES
AHUICHILA
CARACOL OR INDIDURA
CUESTA OR INDIDURA
Ag - Pb - Zn MINERALIZATION
COLORADA
(40 SSE of Fresnillo)
EXPLANATION
QAL
POST - MINERAL VOLCANIC ROCKS
QUARTZ MONZONITE
PRE - MINERAL VOLCANIC ROCKS
CONGLOMERATE
DIORITE PRE-TERTIARY
CHILITOS FORMATION
UPPER GRAYWACKE
LIMESTONE
MAFIC VOLCANIC CONGLOMERATE
SHALE
LOWER GRAYWACKE

Figure 7-2

Mag Silver Corp.

Juanicipio Joint Venture

Zacatecas State, Mexico

Regional Stratigraphy

February 2012

Source: Albinson, 1998.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-3

A late northeast-southwest extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting ~35 Ma. This extension was most intense during the Miocene and developed much of the current basin and range topography. Calcrete cemented alluvium material covered the basins within the Fresnillo area.

The Fresnillo district’s lowest stratigraphic unit is the early Cretaceous greywacke and shale units of the Proaño Group (Table 7-1). The Proaño Group is broken into two formations: the “lower greywacke” Valdecañas Formation, comprising thinly bedded greywacke and shale, and the “upper greywacke” Plateros Formation, comprising carbonaceous and calcareous shale at the base grading to immature sandstone units (Ruvalcaba-Ruiz and Thompson, 1988).

TABLE 7-1   STRATIGRAPHY OF THE FRESNILLO DISTRICT
MAG Silver Corp. – Juanicipio Joint Venture

(Modified after Ruvalcaba-Ruiz et al., 1988 and Wendt, 2002)

Laramide thrust faulting complicates the stratigraphy of the overlying limestone units, called the Cerro Gordo and Fortuna units in the Fresnillo district, and the Chilitos

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-4

Formation volcanic and volcaniclastic rocks.  Regionally, the Cerro Gordo and Fortuna limestone units appear to be the stratigraphic equivalents of the Cuestra del Cura Formation and are probably early Cretaceous in age and overlie the Proaño Group clastic sedimentary rocks (Megaw and Ramirez, 2001). In this case, volcanic and volcaniclastic rocks of the Chilitos Formation are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, and possibly correlate to the base of the “lower volcanic complex” of the Sierra Madre volcanic arc.

Overlying the Chilitos Formation are Tertiary volcanic rocks of the Fresnillo Formation (> 29 Ma), which consists of conglomerate, welded rhyolitic ash-flow tuff and flow domes, later (< 29 Ma) conglomerate, rhyolitic ash-flow tuff, and finally upper Tertiary olivine basalt flows.

Within this stratigraphy is a quartz-monzonite stock/dyke that intruded the Fresnillo mine area in mid-Tertiary (~32.4 Ma) and is associated with the introduction of silver-lead-zinc mineralized skarn and argillic alteration within surrounding greywacke and calcareous units.

PROPERTY GEOLOGY

Geological mapping on the Juanicipio property was conducted by IMDEX/Cascabel on behalf of Minera Sunshine from 2000 to 2001.  The results of this mapping are detailed in a company report by Megaw and Ramirez (2001) and are summarized in the following subsections.  Figure 7-3 shows the property geology.

MESOZOIC ROCKS

The oldest rocks observed in the Juanicipio area are fragments of greywacke found in dumps on the Cerro Colorado area south of the property and presumably belong to the Proaño Group. The oldest rocks observed in outcrop are calcareous shale and andesitic volcaniclastic rocks of the Chilitos Formation at the base of Linares Canyon. They are highly deformed and sheared and are locally boudinaged and dip shallowly to moderately northeast.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-5

The upper contact of the Chilitos Formation forms an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks. Drilling in 2002 and 2003 intersected significant sections of the Chilitos and Proaño formations, including polymictic intermediate volcanic breccias with exhalite layers.

TERTIARY IGNEOUS ROCKS

Tertiary igneous rocks are divided into the Linares and Altamira volcanic assemblages that are separated by an unconformity.

The lower, informally named the Linares volcanic package (Megaw and Ramirez, 2001) consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuff, flow breccia, and rhyolite flow domes. The basal unit is composed of five metres to 20 m of epiclastic volarenites and arkoses overlain by 20 m to 100 m of variably welded, rhyolite to dacite, composite ash-flow tuff that resembles, and may correlate with, Fresnillo Formation volcanic rocks (Megaw and Ramirez, 2001). This unit generally hosts the pervasive silicification “sinter”, advanced argillic alteration (kaolinite-alunite) and iron-oxide alteration found on the Juanicipio property. Textural variation and Landsat interpretation within this unit suggests several eruptive centres (calderas) for these volcanic rocks in the Sierra Valdecañas range.

Overlying the ash-flows is a well bedded volarenite layer and then 100 m to 150 m of welded ash-flow tuff, which are less silicified than the lower unit.  Locally, several rhyolite domes occur between Linares Canyon and the Cesantoni Kaolinite Mine.

The Linares volcanic rocks are block-faulted along north-northwest trending faults with shallow to moderate southwest dips.  Silicification appears to post-date the faulting as the faults only locally cut or displace silicified units (Megaw and Ramirez, 2001).

Megaw and Ramirez (2001) also describe and informally name the Altamira volcanic package after the tallest peak in the area, Cerro Altamira, where the thickest section of these volcanic rocks outcrop. These volcanic rocks overlie the Linares volcanic package across an angular unconformity overlain by a 20 m to 50 m thick layer of well bedded conglomerate and coarse volarenite. Rounded fragments of silicified Linares volcanic rocks occur within the conglomerate. Overlying these clastic rocks is a 20 m to 350 m thick section of welded rhyolite to rhyodacite ash-flow tuff.  Several caldera complexes have been identified within this package. This unit is post-alteration and presumably post-mineralization and does not appear to contain any alteration.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-6

UPPER TERTIARY ROCKS

These rocks are composed of olivine basalt flows that locally overlie the felsic mid-Tertiary volcanic and volcaniclastic rocks on the property.

STRUCTURAL GEOLOGY

Regional satellite image interpretation suggests that the Sierra Valdecañas range is a topographically high, but structurally down-dropped block that is bounded by several major orthogonal northeast and northwest structures. The most notable of these is the more than 200 km long Fresnillo strike-slip fault and its parallel structure, the San Acacio-Zacatecas fault to the east of the Juanicipio property. Also, it appears that the San Acacio-Zacatecas structure traverses the northeast corner of the Juanicipio property and coincides with the Valdecañas and Juanicipio veins.

On the Juanicipio property, the dominant structural features are: (i) 340° to 020°, or north-south structures; (ii) 290° to 310° trending, steeply dipping faults; and (iii) lesser 040° to 050° structures.  From field observations, the north-south structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff, especially in the vicinity of Linares Canyon.  More important to the silicification appears to be the 290° to 310° trending, steeply to moderately dipping faults.  These faults occur where silicification and advanced argillic alteration are most intense and may have served as major hydrothermal fluid pathways. NSAMT surveys on the Juanicipio property appear to confirm the presence of these northwest trending structures and they were the primary drill targets for the 2003 and 2004 drilling program.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-7

FIGURE 7-3   PROPERTY GEOLOGY

Qal
TR
Cesantoni Kaolin Mine
Valdecañas Fault
San Carlos Vein
TB
N
0 0.5 1.0 1.5 2.0
Kilometres
UTM NAD 27 for Mexico
Zone 13
Valdecañas Vein
Las Venadas Structure
Juanicipio Vein
Tlg-3
Juanicipio Property
TRrl
TB
Piedras Kaolin Mine
LITHOLOGY
Alluvium
Rhyodacite: Upper Volcanics, unaltered: Massive, light-brown lithic-rich variably welded ignimbrite
Olivine Basalt: Vesicular and flow-banded, light gray to green in color.
Rhyolite: Series of variably welded tuffaceous ignimbrites erupted from the "La Estañera Caldera"
Rhyolite Vitrophyre: Green to black glassy border zone of rhyolite flow dome.
Rhyolite flow domes: Reddish gray to tan, flow banded, autobrecciated and locally vesicular.
Dacite: Weakly to moderately welded eutaxitic ignimbrite
Dacite: Light yellow, poorly welded, massively bedded crystal-rich ignimbrite.
Rhyodacite: Glassy, moderately welded massive ignimbrite.
Andesite: Upper Chilitos Formation (?): Purplish, red and green flows and tuffs with locally prominent plagioclase phenocrysts.
Limy shale and Graywacke: Main Chilitos Formation: Alternating, thin-bedded gray to green limy shales and greywacke. Weakly folded.
MINERALIZATION AND ALTERATION
Pit or Prospect
Quarry
Fault interpreted from Air Photo
Fault and breccia
Fault
Fault and Silicification
Silicification on structure
Pervasive Silicification
Specularite on structure
Specularite widespread
Kaolin
SIMBOLOGY
Bedding of sedimentary rocks
Bedding of volcanic rocks
Foliation orientation
Peñoles diamond drillhole
Qal

Source: Mag Silver Corp., 2012.
February 2012

Figure 7-3

Mag Silver Corp.

Juanicipio Joint Venture
Zacatecas State, Mexico

Property Geology

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-8

MINERALIZATION

The two significant silver-gold epithermal structures discovered to date on the Juanicipio property are known as the Valdecañas and Juanicipio veins. Both veins strike east-southeast and dip 35o to 50o southwest.  Representative assay intervals for both vein structures are listed in Table 7-2.  The Valdecañas structure hosts the majority of the Mineral Resources currently estimated on the property.

In September 2011, MAG Silver announced the discovery of a new high grade structure tentatively named "Las Venadas Structure" which lies approximately mid-way between the Valdecañas and Juanicipio veins.  Additional drilling is recommended.

VALDECAÑAS VEIN

As of August 2011, 77 drill holes had tested the lateral and depth extensions of the Valdecañas structure.  The vein extends beyond the Juanicipio property boundaries in both the northwest and southeast directions.  It varies in true thickness from less than one metre to 20 m, averaging approximately five metres.  The precious metals rich zone is 450 m in vertical extent.  The vein structure is made up of one main vein, four parallel to subparallel smaller veins, and one stockwork zone.  Descriptions of the geometry, location, and grades are presented in Section 14.

Mineralization consists of precious metal rich, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. The Valdecañas Vein has undergone multiple mineralizing events as suggested by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding, and open-space cocks-comb textures and vuggy silica. The vein exhibits the characteristic metal zoning of the principal veins in the Fresnillo district, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections.  Notably, the gold rich mineralization cuts across the silver rich zones, which in turn cut earlier base-metal dominant stages indicating complex multi-stage mineralization seen separately in other parts of the district.

Within 10 m to 20 m of the vein, the wall rocks are progressively and pervasively silicified and cut by quartz veinlets carrying pyrite-sphalerite-galena sulphide minerals.  Alteration in the volcaniclastic/sedimentary host rock farther away from the vein is characterized by weak pyritization, moderate clay alteration, and calcite veining.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-9

JUANICIPIO VEIN

The Juanicipio Vein was discovered in 2003 by MAG Silver prior to the discovery of the Valdecañas system, which is located 1,100 m to the north. Discovery hole JI03-01 intersected two metres averaging 630 g/t Ag and 11.4 g/t Au at a vertical depth of approximately 515 m.  The current Mineral Resource estimate includes part of the Juanicipio Vein.  In general, the zone averages greater than 4.00 g/t Au with low Pb and Zn values.  Further exploration work along the structure is required.

TABLE 7-2 SELECT DRILL HOLE INTERSECTIONS
MAG Silver Corp. - Juanicipio Joint Venture

Vein	Borehole	From	To	Length	True Thickness	Ag	Au	Pb	Zn
		(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
Main	16P	680.90	687.25	6.35	4.78	1,798	2.91	3.43	5.51
Main	GC	731.75	738.20	6.45	5.82	1,635	0.52	3.02	4.75
Main	GH	811.50	815.30	3.80	3.68	556	0.82	0.84	3.24
Main	KD	700.55	712.50	11.95	10.47	2,067	2.66	1.60	4.28
Main	MB	606.49	608.56	2.07	1.51	1,707	5.39	0.48	0.25
Main	ME	684.65	692.35	7.70	5.70	1,705	3.84	2.08	4.79
Main	MH	814.10	817.45	3.35	2.85	481	0.94	2.43	6.01
Main	NA	727.45	729.75	2.30	2.18	1,062	1.02	0.70	0.80
Main	PE2	652.10	660.95	8.85	7.26	448	3.20	1.68	4.21
Main	QF	620.81	627.10	6.29	5.45	578	3.85	5.55	6.36
Main	RD	774.75	783.05	8.30	6.68	842	1.20	2.19	6.39
Main	GD	804.00	823.90	19.90	16.92	1,080	3.14	6.48	5.96
Main	MC	625.20	633.25	8.05	5.87	1,346	0.49	1.31	2.68
Footwall 1	ID2	865.25	867.02	1.77	1.60	890	0.65	3.90	3.89
Footwall 1	JA	741.80	751.24	9.44	8.10	1,182	0.25	1.02	2.30
Footwall 1	KD	753.75	755.90	2.15	1.80	231	0.53	0.35	0.22
Footwall 1	MC	684.80	692.25	7.45	5.87	487	0.30	0.11	0.18
Footwall 1	ME	745.05	747.20	2.15	1.50	112	0.16	0.43	0.37
Hanging Wall 1	FE	653.15	654.45	1.30	1.11	2,522	0.33	3.17	1.37
Hanging Wall 1	JC	732.50	734.30	1.80	1.51	71	0.04	0.25	1.32
Hanging Wall 1	JE	866.39	872.55	6.16	5.34	553	0.29	0.28	1.06
Hanging Wall 1	JD	807.94	814.60	6.66	5.72	557	1.41	2.97	3.22
Footwall 2	FE	834.20	841.05	6.85	5.89	190	0.50	4.01	4.90
Footwall 2	GF	920.25	925.39	5.14	4.05	104	2.88	2.45	6.00

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-10

Vein	Borehole	From	To	Length	True Thickness	Ag	Au	Pb	Zn
		(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)

Juanicipio	19P	656.55	660.60	4.05	2.51	133	2.66	0.03	0.10
Juanicipio	19R	920.00	923.19	3.19	2.34	149	0.42	2.02	1.56
Juanicipio	JU1	596.25	598.45	2.20	1.98	576	10.42	0.06	0.19
Juanicipio	17.5P	648.95	651.10	2.15	2.01	161	0.51	0.07	0.14
Juanicipio	17.5Q	745.10	747.30	2.20	1.63	860	0.44	1.74	2.58
Juanicipio	17.5R	888.60	890.35	1.75	1.65	1,597	6.92	0.82	2.06
Juanicipio	17R	860.25	862.15	1.90	1.74	110	0.77	0.29	1.15
Juanicipio	18.5R	888.45	895.00	6.55	5.14	401	0.31	0.25	0.91
Juanicipio	18P	627.60	629.20	1.60	1.36	1,549	0.58	0.76	1.53
Juanicipio	18R	754.70	756.50	1.80	1.34	4,223	2.97	3.00	5.56
Juanicipio	19P	656.55	660.60	4.05	2.51	133	2.66	0.03	0.10
Juanicipio	19R	920.00	923.19	3.20	2.34	149	0.42	2.02	1.56
Juanicipio	20P	854.05	857.50	3.45	3.27	46	1.76	0.42	1.03
Juanicipio	JU1	596.25	598.45	2.20	1.98	576	10.42	0.06	0.19

Notes:
1.	Prior to compositing, Ag was cut to 6,000 g/t, Au cut to 16 g/t, and both Pb and Zn were cut to 15%.
2.	True thickness was calculated using an average strike of 120° and an average dip of -53°.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 7-11

8 DEPOSIT TYPES

The following is taken from Chartier et al. (2008).

The Fresnillo district is a world-class silver mining district located in the centre of the 800 km long Mexican Silver Belt including mining districts Sombrerete (San Martín, Sabinas Mines), Zacatecas, Real de Angeles, Pachuca, and Taxco.  Fresnillo owns and operates the Proaño (Fresnillo) silver mine which has been in production since 1554.  Since 1554, the district has produced more than 850 million ounces of silver at an average grade of approximately 400 g/t Ag, with substantial gold, lead, and zinc credits.  A minimum of another 700 million ounces of silver are in various resource categories, making a combined minimum district silver inventory of over 1.55 billion ounces of silver and establishing Fresnillo as second only to Cerro Rico de Bolivia in primary silver mines (Megaw, 2010).  Notably, all but 250 million ounces of the district’s known silver has been found since discovery of the Santa Nino veins in 1976.  According to the Silver Institute (http://www.silverinstitute.org), the Proaño mine produced 35.9 million ounces of silver in 2010, ranking second in the world.

The deposits in the district consist of low-sulphidation epithermal quartz-carbonate veins forming an extensive array of stacked steeply dipping, west to west-northwest-trending veins, crosscutting Cretaceous and Jurassic age rocks, mostly of sedimentary origin.

The veins are laterally very extensive and, although the structures are quite persistent with depth, the silver-gold rich section of each structure is typically limited to a 300 m to 400 m range of elevation corresponding to the boiling zone of the fossil hydrothermal system. Metal distributions show a subhorizontal zoning, with base metal abundance increasing with depth.  The main veins in the district have been mined continuously over lateral distances exceeding one kilometre.

The epithermal mineralization is characterized by quartz-adularia-carbonate veins, stockworks, and breccias exhibiting classical epithermal textures such as colloform banding, druzy, and vuggy cockade infilling, suggesting repeated episodes of hydrothermal deposition in open structures.  Mineralization includes sphalerite, galena, pyrite, pyrrhotite, silver sulphosalts, and gold.  The hydrothermal veins are associated with minor clay alteration.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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Epithermal deposits comprise a wide range of hydrothermal deposits associated with volcanic and magmatic edifices and formed at shallow crustal levels by the circulation of magmatic-related hydrothermal fluids into fractured rocks.  These deposits are typically related with arrays of regional structures developed in extensional tectonic settings.

Low sulphidation epithermal deposits are related with the circulation of reduced, near neutral, dilute fluids developed by mixing of hot magmatic fluids with deep circulating groundwater. Metal deposition typically occurs during fluid ascent along open deep-seated structures through a combination of processes including fluid mixing, cooling, degassing, and transient boiling. The hydrothermal deposits exhibit strong vertical zoning about the transient boiling zone, with precious metals generally enriched above the boiling zone and base metals abundances increasing with depth.

These hydrothermal deposits are important supply of silver, gold, and base metals such as lead, zinc, and occasionally copper.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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9 EXPLORATION

Exploration on the Juanicipio property prior to MAG Silver’s involvement is documented in Section 6 of this report.  Drilling on the Juanicipio property is documented in Section 10 of this report.

In 2007, MAG Silver arranged helicopter-borne geophysical test survey using Aeroquest’s AeroTEM II time domain electromagnetic system employed in conjunction with a high-sensitivity caesium vapour magnetometer.  Ancillary equipment includes a real-time differential GPS navigation system, radar altimeter, video recorder, and a base station magnetometer.  Full-waveform streaming electromagnetic data are recorded at 36,000 samples per second.  The total survey coverage presented was 351 line kilometres.  The survey was flown at 100 m line spacing in a north-south flight direction.

The survey was successful in mapping the magnetic and conductive properties of the geology throughout the survey area.  Additional reprocessing, interpretation, and follow-up work are recommended.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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10 DRILLING

Drilling on the property has been contracted to various companies since 2004.  All the drilling has been diamond core.  Fresnillo currently contracts drilling to Perforservice S.A. de C.V. (Perforservice), an agent of Boart Longyear, headquartered in Aguascalientes, Mexico. Perforservice currently operates eight drill rigs on the property.  Diamond drill holes are commonly collared using HQ (64 mm core diameter) equipment and reduced to NQ (48 mm core diameter) or BQ (37 mm) as drilling conditions dictate.

Fresnillo uses a Datamine database and 3D model to plan borehole locations and orientations.  Spacing is designed to be 100 m along strike and 70 m to 100 m down dip in the plane of mineralization.  All drill hole collars are surveyed using differential GPS or a transit system.  Downhole deviation is monitored using a Flexit instrument with readings at intervals ranging from 50 m to 100 m.  Drilling by MAG Silver recorded surveys every 15 m.  Once a drill hole is completed, casing is pulled and collars are identified with cement monuments with the drill hole number engraved.  The site is then revegetated according to local law.

As of August 5, 2011, 131 holes have been completed on the Juanicipio property for a total of 108,509 m. Figure 10-1 and Appendix Table 30-1 lists the drill holes on the property.  From May 2003 to June 2004, MAG Silver completed nine core holes for a total of 7,346 m.  From August 2005 to August 5, 2011, Fresnillo completed 122 core holes for a total of 101,163 m.

Drill hole UE includes unusual downhole survey records that cause the hole to turn westerly and steepen abruptly, intersecting the Valdecañas Vein on the Juanicipio property rather than on the Fresnillo property to the east of the property boundary.  RPA checked the raw Flexit data and these correspond to the resource database records.

Drill hole TI was drilled for geotechnical purposes and was not sampled according to Fresnillo’s field guidelines.  It is considered unrepresentative of the mineralization and was not used in the resource estimate.  Drill hole 13P was lost due to poor ground conditions and was also removed from resource modelling work.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 10-1

FIGURE 10-1   DRILL HOLE PLAN MAP

709,000 E
709,500 E
710,000 E
710,500 E
711,000 E
711,500 E
560,500 N
560,000 N
559,500 N
559,000 N
558,500 N
558,000 N
557,500 N
557,000 N
Property Boundary
Las Venadas Structure
Valdecañas Vein System
Juanicipio Vein System
Drill Hole Trace
N
0
200
400
600
800
1000
Metres
Figure 10-1
Mag Silver Corp.
Juanicipio Joint Venture
Zacatecas State, Mexico
Drill Hole Plan Map
February 2012

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 10-2

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

SAMPLING BY MAG SILVER

Drill core was delivered to a core logging facility in Fresnillo where it was labelled, photographed, logged, and sampled under the supervision of MAG Silver geologists. Core recovery was generally greater than 90% except in extremely fractured near-surface rock, argillite, or wider fault structures.

Samples were collected from half core and split lengthwise with a manual wheel splitter. Sample intervals ranged from 0.1 m to more than 3.0 m in length, and mostly honour geological, alteration, and mineralization contacts. Several metres were also sampled above and below mineralized zones.  Sampling intervals were marked by a geologist and core was typically sampled continuously between sampling marks.

Samples were shipped to BSI Inspectorate laboratories in Durango, Mexico, for sample preparation, and pulps were then sent to Reno, Nevada, for analysis. Some duplicate sample pulps were sent to ALS Chemex in Vancouver, Canada (Wetherup, 2006).

In RPA’s opinion, the MAG Silver sampling and assay results representative and suitable to estimate Mineral Resources.

SAMPLING BY FRESNILLO

Drill core was transported by Fresnillo personnel twice daily to a core handling facility located near the Saucito minesite.  Geotechnicians checked the depth markers and box numbers, reconstructed the core, and calculated recoveries.  Fresnillo geologists logged, mark out sample intervals, and assigned sample numbers.  Descriptive information was collected including recovery, lithology, alteration, structure, mineralization and rock quality designation (RQD). Sample intervals ranged from three centimetres to twelve metres.  One blank and one of two different standards were submitted into each batch of 20 or 30 samples.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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Core was split using either a diamond saw or mechanical splitter.  The splitter was cleaned regularly to avoid potential cross-sample contamination. Samples were placed in pre-numbered plastic sample bags, boxed, and stored in a secure facility prior to shipping.  Sample batches commonly contained 20 or 30 samples.  Samples were shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico, for preparation and pulps were then forwarded to ALS Chemex Assay Laboratory in Vancouver, Canada, for analysis.  Coarse and pulp reject materials were returned to the core handling facility.

Density was measured using a water displacement method.  Volume was estimated to the nearest 10 mL using a beaker with graduations of 100 mL.  Mass was measured using a triple beam balance to the nearest half gram.  The core was not sealed.  RPA recommends that Fresnillo acquire an electronic scale with a lower hook in order to measure density according to Archimedes’ principle whereby core is weighed in air and again in water.  In the process of implementing the system, Fresnillo should duplicate at least 50 samples previously measured by the water displacement method and compare the results and test the effect of sealing the core with either paraffin wax or shrink wrapped cellophane.

The procedures outlined by Fresnillo staff during the 2010 site visit were found to meet generally accepted industry practices.

SAMPLE PREPARATION AND ANALYSIS

MAG SILVER SAMPLES

Technicians at MAG Silver’s core facility in Fresnillo split, sealed, and labelled samples into plastic sample bags. Batches of samples were then packed in rice bags for shipment.  Samples were then transported to BSI Inspectorate preparatory laboratory in Durango, Mexico, by courier. The preparatory laboratory crushed, split, and pulverized the subsamples. Pulps were then flown to Reno, Nevada, in the United Sates for analysis (Wetherup, 2006).  No sample preparation was conducted by MAG Silver employees, officers, or directors.

Samples were analyzed for silver, arsenic, antimony, copper, mercury, lead, and zinc by aqua regia digestion and flame atomic absorption analysis.  A standard fire assay was used for gold.  The procedures used by BSI Inspectorate and the detection limits of each method can be found in the appendix of Wetherup (2006).

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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FRESNILLO SAMPLES

Samples were shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico, for preparation and pulps were then forwarded to ALS Chemex Assay Laboratory in Vancouver, Canada, for analysis.  No sample preparation was conducted by Fresnillo employees, officers, or directors.

The ALS Chemex Vancouver laboratory is accredited to ISO 9001 by QMI-SAI Global and ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with an atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy (ICP-AES), and atomic absorption assays for silver, copper, lead, and zinc.

At ALS Chemex in Guadalajara, core samples were prepared using industry standard preparation procedures. After reception, samples were organized into batches and weighed (method code LOG-22).  Samples were then crushed to 70% passing below two millimetre mesh screen (CRU-31).  A subsample of up to 1,500 g was prepared using a riffle splitter (SPL-21) and pulverized to 85% passing below 75 microns (PUL- 31).

Each sample was analyzed for a suite of elements including silver, lead, and zinc by ICP-AES analysis (method ME-ICP41m) and standard fire assay for gold (Au-AA23).  In the case where the silver ICP-AES upper limit of 100 ppm was reached, the sample was tested using a gravimetric analysis method (Ag-GRA21).

CORE STORAGE AND SECURITY

Drill core from the Juanicipio drilling was previously stored in two locations.  Mineralized intercepts were stored in a locked shed located at the Fresnillo core handling facility near the Saucito minesite.  Other core was stored alongside core from other Fresnillo projects in a large core storage facility located on Fresnillo’s private land near the Saucito mine

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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shaft.  All Juanicipio drill core was moved to a secure facility dedicated to Juanicipio drill core.

Split core that has been bagged and readied for shipment is stored in the dedicated facility prior to shipping.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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12 DATA VERIFICATION

The resource database was reviewed and verified during two site visits, a series of digital queries, checks of laboratory certificates, and review of Fresnillo’s quality assurance/quality control (QA/QC) results.  RPA considers the resource database reliable and appropriate to prepare a Mineral Resource estimate.

SITE VISIT AND CORE REVIEW

RPA visited the property most recently in December 2010.  Drill core from boreholes 19-9, NA, NF2, PD, JC, and 17-5B was reviewed and compared with assay results and descriptive log records made by Fresnillo geologists.  RPA visited the core shack again in May 2011, and reviewed core from KG3 and again from NA.

INDEPENDANT CHECK SAMPLES

During the visit to the core shack in May 2011, David Ross of RPA selected and marked out four samples of split core for duplicate analysis.  The specified intervals were quarter split by Fresnillo technicians under the supervision of David Ross.  The samples were bagged, tagged, and sealed in plastic bags and shipped to ALS Chemex. Sample preparation and analyses were similar to the standard procedures used by the Joint Venture.

The independent sampling by RPA confirms that there is significant mineralization in the drill holes sampled.  Zinc and lead mineralization was confirmed visually for a number of drill hole intervals.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 12-1

TABLE 13-1   CHECK SAMPLE RESULTS
MAG Silver Corp. - Juanicipio Joint Venture

			Original Sample Results				RPA Independent Check Samples
Hole ID	From	To	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(%)	(%)
NA	728.30	728.95	282	2.54	0.45	0.58	259	2.40	0.41	0.50
NA	748.80	749.60	656	0.17	0.13	0.06	1,020	0.18	0.15	0.06
KG3	796.70	797.70	663	2.99	11.55	3.42	712	2.13	12.75	3.37
KG3	797.70	798.70	253	0.83	0.88	5.12	264	0.76	0.74	5.09

ASSAY TABLE REVIEW

Prior to 2011, RPA compared database assay values against both digital and hardcopy results provided by ALS Chemex and BSI Inspectorate.  These included hardcopy assay certificates from ALS Chemex for holes 16P, 14P, 12P, MC, 21R, 22R, 23R, 33P, 37P, FA, and KG3 provided by MAG Silver, and certificates for holes JU1, JU2, and JU5 from BSI Inspectorate found in Wetherup, 2006.  MAG Silver also supplied edited copies of digital assay results provided by the laboratory in MS Excel format.  These files were not originals from the laboratory as a number of formulas and formatting edits were evident.  Nevertheless, RPA compiled the files and compared the silver, gold, lead, and zinc results against the assay values in the resource database.  No significant discrepancies were found.

In August 2011, RPA received twenty-six assay certificates in PDF format from MAG Silver.  These included holes J05, J21, A_J20, 17.5R, 18.5R, 18R, 20R, and J09.  A total of 759 assay records were compared to the drill hole database, including 79 assays with silver values greater than 50 g/t.  No significant discrepancies were identified.

RPA recommends that MAG Silver be directly copied on all assay results provided by the laboratory.

QUALITY ASSURANCE AND QUALITY CONTROL

QA/QC programs provide confidence in the resource database and help ensure that the database is reliable for resource estimation purposes.  Programs include measures and procedures to monitor the precision and accuracy at each stage of the sampling and analysis process.  Fresnillo’s QA/QC program calls for a blank, one of two standards, and a pulp duplicate in each batch of 20 or 30 samples.  Fresnillo also compiles results from the laboratory’s own internal blanks, standards, and duplicates.  RPA received and reviewed a database of Fresnillo’s QA/QC results dated June 2011.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 12-2

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors.  Fresnillo submits blank samples at a rate of one in every 20 samples.  Blanks were initially sourced from barren drill core and later from construction materials.

Figure 12-1 plots the results for silver values.  For silver, the noticeable increase in results at sample 225700 and another at sample 229768 may mark changes in the source material.  Several blanks return unacceptable grades, leading to batch reanalyses.  Recent results of blank material for silver produced acceptable results.

Similar data and graphs are available for gold, lead, and zinc.  Most of the results for zinc and some for lead were unacceptable, suggesting that the material submitted as blanks is inappropriate for these metals.  RPA recommends that MAG Silver select a different source for blanks and verify its grade prior to using it as a blank.

FIGURE 12-1   BLANK RESULTS FOR SILVER

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 12-3

Results from the regular submission of standards are used to identify problems with specific sample batches and long-term biases associated with the regular assay laboratory.  RPA reviewed results from two different standards, for a total of 80 analyses (Figures 12-2 and 12-3).  Results are acceptable.

FIGURE 12-2   CONTROL CHART FOR CRM AL

Pulp duplicates of mineralized samples have been submitted to various laboratories to make an additional assessment of laboratory bias. Figures 12-4 and 12-5 illustrate results for silver.  With the exception of several analyses, Figure 12-4 shows good correlation between International Plasma Labs Ltd. (IPL) and ALS Chemex.  Figure 12-5 may indicate that the ACME laboratory may be understating the silver grades in some cases.  These results do not preclude estimating Mineral Resources, however, further investigation is required.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 12-4

FIGURE 12-4   CONTROL CHART IPL VERSUS ALS DUPLICATES

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 12-5

FIGURE 12-5   CONTROL CHART ACME VERSUS ALS DUPLICATES

RPA recommends that Fresnillo’s QC program include crushed reject duplicates and field duplicates.  Field duplicates assess the variability introduced by selecting one half of the drill core versus the other, sampling misordering, and the nugget effect.  Reject duplicates consist of a second split of the crushed sample.  The split should be taken using a similar method, have the same weight, and be analyzed at the same laboratory as the original sample.  Results from the reject duplicate QC program will determine if the splitting procedures are applied consistently and are appropriate.  If the results are satisfactory, the coarse reject duplicate program can be discontinued.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 12-6

13 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testwork was completed at the Centro de Investigación y Desarrollo Tecnológico (CIDT), a division of Peñoles.  The primary objectives of the testwork were as follows:

•	Determine mineralogy.
•	Determine crushing and milling parameters.
•	Determine solid-liquid separation parameters.
•	Optimize concentrate grades.
•	Optimize recoveries.
•	Develop process flow chart and metallurgical balance.
•	Evaluate gold and silver recovery potential in pyrites.
•	Evaluate tailings acid generating potential.

The information presented in the following sections is based on the report entitled “Proyecto Juanicipio 002-102606, Recuperacion de Oro, Plata, Plomo y Zinc, Reporte de Avance No.1”, dated May 8, 2008, and the presentation entitled “Juanicipio, Recuperacion de Oro, Plata, Plomo y Zinc, Proyecto: 002-101308” dated January 2009.

SAMPLE PREPARATION

Table 13-1 provides details on the samples used for the testwork program.

TABLE 13-1 SAMPLE DESCRIPTION
MAG Silver Corp. - Juanicipio Joint Venture

Date	Number of Drill Holes	Drill Hole IDs	Number of Samples	Thickness (m)	Weight (kg)
February 07	5	MB, MC, ME, MF, KD	38	40	79
October 07	5	KC, IE, GC, GD, GB	41	37	78
August 08	6	GA, UE, QD, QE, QF, OF	80	79	117
Total	16		159	156	274

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 13-1

Six composite samples were prepared for metallurgical tests, as described in Table 13-2.  With the intent of developing localized and global samples, three of the composites included samples from specific sections, while the other three were composed of samples from different areas of the deposit.

TABLE 13-2 COMPOSITE SAMPLES FOR FLOTATION TEST WORK
MAG Silver Corp. - Juanicipio Joint Venture

Composite	Number of Drill Holes	Drill Hole IDs	Number of Samples	Thickness (m)
General	10	GC, GD, GB, IE, KD, KC, MB, MC, ME, MF	79	76
Section G	3	GC, GD, GB	35	30
Sections I + K	3	IE, KD, KC	18	18
Section M	4	MB, MC, ME, MF	26	28
Special 1	10	GC, GD, GB, IE, KD, KC, MB, MC, ME, MF	43	40
Special 2	10	GC, GD, GB, IE, KD, KC, MB, MC, ME, MF	35	33

BOND WORK INDEX TESTING

Two 5.0 kg samples were prepared for Bond Work Index (BWI) testing.  The first integrated the samples received in February 2007, and the other integrated samples from October 2007.  Table 13-3 outlines the results of this work.  The BWI values are typical of hard minerals, and indicative of samples with high quartz content.

TABLE 13-3 BOND WORK INDEX TESTS
MAG Silver Corp. - Juanicipio Joint Venture

Composite	BWI (kWh/tonne)
MB, MC, ME, MF, KD	16.5
KC, IE, GC, GD, GB	18.2
Average	17.4

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 13-2

HEAD GRADE ANALYSIS

Composites were pulverized, separated into -150 mesh and +150 mesh material, weighed, and analyzed for gold, silver, lead, zinc, copper, iron, arsenic, and antimony. Table 13-4 outlines the results of the combined ±150 mesh chemical analysis.  Note that composites Special 1 and Special 2 were prepared by combining samples that were selected based on suspected lower grades of silver, lead, and zinc.

TABLE 13-4 HEAD GRADE ANALYSIS
MAG Silver Corp. - Juanicipio Joint Venture

Composite	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	As (%)	Sb (%)
General	2.67	1,217	3.80	4.15	0.11	9.66	0.50	0.01
Section G	2.71	911	6.11	3.77	0.16	8.49	0.30	0.01
Sections K + I	2.85	1,873	1.88	3.72	0.06	7.50	0.58	0.02
Section M	1.82	1,151	2.92	5.36	0.09	12.61	0.74	0.02
Special 1	1.68	557	1.40	2.36	0.04	7.46	-	-
Special 2	1.71	328	0.92	1.49	0.06	6.23	-	-

In general, the head grades of the -150 mesh and +150 mesh samples were similar, with grade variations between -3.5% and 2.9% for the various elements.  Calculated assays for silver were found to be consistently greater than direct assays by 1.0% to 2.9%, which indicates a low presence of heavy metallic silver.

MINERALOGY

Table 13-5 outlines the mineralogy of the General composite sample, as determined through modal and X-ray diffraction analyses.

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Technical Report NI 43-101 – February 1, 2012

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TABLE 13-5 MINERALOGICAL COMPOSITION
MAG Silver Corp. - Juanicipio Joint Venture

Element	Percentage (%)
Galena	4.36
Sphalerite	8.99
Chalcopyrite	0.20
Pyrite	14.02
Arsenopyrite	1.19
Silver Type Species	0.07
Silver sulphosalts	0.10
Gangue	71.08
Total	100

Silver type species include electrum, native silver, acanthite, and aguilarite.  Silver sulphosalts include pyrargyrite, proustite, polybasite, freibergite, and argentite/tennantite.  Gangue is principally composed of quartz, calcite, and aluminosilicates.

Approximately 50% of the silver is contained within the silver type species, with 41% as acanthite.  The other 50% is contained within the sulphosalts, with 44% as pyrargyrite.  The sulphides are fine-grained in nature, with inclusions of silver type species and sulphosalts in galena, sphalerite, pyrite, and arsenopyrite.  The sphalerite contains approximately 53% of the zinc and 10% of the iron.

The degree of liberation for the various mineralogical components is summarized in Table 13-6 for the General composite sample milled to 80% passing 55 microns.

TABLE 13-6 DEGREE OF LIBERATION
MAG Silver Corp. - Juanicipio Joint Venture

Element	Percentage (%)
Galena	81.56
Sphalerite	79.23
Chalcopyrite	71.72
Pyrite	83.75
Arsenopyrite	75.16
Silver Type Species	39.81
Silver sulphosalts	65.23
Gangue	95.94

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Page 13-4

From these results, good recovery of zinc and lead is anticipated in the concentrates.  Lower recoveries are expected for copper and silver but can be improved with finer milling.  Liberation of galena, sphalerite, and chalcopyrite increases to 93%, 86% and 75%, respectively, when the sample is ground to 80% passing 40 microns.  Due to the fine-grained mineralogical texture of the sample, it is necessary to grind the sample to this size in order to obtain acceptable grades and recoveries.  Even at this fine grind, it is noted that a material amount of gold and lesser amounts of silver are contained within pyrites with particle sizes smaller than five microns.

FLOTATION TESTS

Results from open circuit flotation testing on the General composite are shown in Table 13-7, as per the May 2008 report.  This represents the metallurgical balance from flotation tests using optimal conditions determined prior to May 2008.  Table 13-8 outlines the same data for tests completed up to the end of 2008.

TABLE 13-7 METALLURGICAL BALANCE (MAY 2008)
MAG Silver Corp. - Juanicipio Joint Venture

		Assays						Distribution (%)
Product	Weight (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	Au	Ag	Pb	Zn	Cu	Fe
Feed	100.0	2.67	1,217	3.80	4.15	0.11	9.66	100.00	100.00	100.00	100.00	100.00	100.00
Lead Conc.	8.4	22.92	12,585	43.24	8.44	0.72	10.97	72.0	86.8	95.6	17.1	57.0	9.5
Zinc Conc.	6.7	3.03	832	0.34	47.92	0.47	10.86	7.6	4.6	0.6	77.8	29.9	7.6
Tails	84.9	0.64	123	0.17	0.25	0.02	9.43	20.4	8.6	3.8	5.1	13.1	82.9

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 13-5

TABLE 13-8 METALLURGICAL BALANCE (JANUARY 2009)
MAG Silver Corp. - Juanicipio Joint Venture

		Assays						Distribution (%)
Product	Weight (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	Au	Ag	Pb	Zn	Cu	Fe
Feed		1.64	812	1.86	3.17	0.11	9.66	100.0	100.0	100.0	100.0	100.0	100.0
Lead Conc.	3.9	25.92	17,498	42.58	7.84	0.83	9.76	62.0	84.4	89.7	9.7	29.6	4.0
Zinc Conc.	5.2	1.94	898	0.55	50.30	0.45	9.62	6.1	5.7	1.5	82.1	21.3	5.2
Iron Conc.	15.0	2.14	366	0.30	0.25	0.03	32.93	19.6	6.8	2.4	1.2	4.6	51.2
Tails	75.9	0.27	33	0.16	0.29	0.06	5.05	12.3	3.1	6.4	7.0	44.4	39.7

Flotation tests for the other composites showed relatively similar results to the General composite.  Considering the fine-grained nature of the mineralogy, the results indicate good response to selective flotation.  Recovery of gold, silver, and lead in the lead concentrate and zinc in the zinc concentrate are considered satisfactory at this stage of testing.

The tailings in the May 2008 tests were found to contain approximately 20% and 9% of gold and silver as pyrite inclusions, respectively.  Preliminary tests indicated the potential to recover 20% of the gold and 7% of the silver in an iron concentrate.  However, the concentrate grades are too low to make this a commercial product.  Preliminary cyanidation tests of material finely ground to 80% passing five microns showed approximate recoveries of 80% and 90% for gold and silver, respectively.  The optimal method to recover gold and silver in pyrite is still currently being considered.

The flotation process requires three stages of cleaning for lead concentrate, and four stages for zinc concentrate.  Due to the presence of native silver and electrum, the incorporation of gravity separation should be considered to help improve recovery and mitigate head grade variability in the feed.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 13-6

14 MINERAL RESOURCE ESTIMATES

RPA estimated Mineral Resources for the Valdecañas and Juanicipio vein systems using drill hole data available as of August 5, 2011.  At an NSR cut-off of US$55/t, Indicated Mineral Resources are estimated to total 6.2 million tonnes of 728 g/t Ag, 1.9 g/t Au, 1.9% Pb, and 3.9% Zn.  Inferred Mineral Resources are estimated to total 7.1 million tonnes of 373 g/t Ag, 1.6 g/t Au, 1.5% Pb, and 2.6% Zn.  The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins, a Stockwork Zone, and the Juanicipio Vein.  There are no Mineral Reserves estimated on the property.

The total contained metals in the Indicated Resource are 146 million ounces of silver, 384,000 ounces of gold, 267 million pounds of lead, and 539 million pounds of zinc.  The Inferred Resource contains 85 million ounces of silver, 370,000 ounces of gold, 236 million pounds of lead, and 400 million pounds of zinc.

RESOURCE DATABASE

As operator, Fresnillo maintains the resource database and provides MAG Silver with Microsoft Excel files when requested.  RPA received data from MAG Silver in Microsoft Access format.  Data were amalgamated and parsed as required and imported into Gemcom Software International Inc. (Gemcom) Resource Evaluation Version 6.3 for modelling.  Listed below is a summary of records directly related to the resource estimate.  Holes outside the resource area are not included in this summary:

•	Holes:	131
•	Surveys:	1,768
•	Assays:	10,629
•	Composites:	359
•	Lithology:	5,101
•	Full vein width composites:	108
•	Density measurements:	3,111

Drill hole TI was excluded from the modelling process since it was drilled for geotechnical purposes and is considered unrepresentative of the mineralization.  Failed hole 13P was also removed from the database. Hole A_J20 was removed due to low core recovery in the area of the vein.

Section 12, Data Verification, describes the verification steps made by RPA.  In summary, no discrepancies were identified and RPA is of the opinion that the Gemcom drill hole database is valid and suitable to estimate Mineral Resources for the project.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-1

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

RPA created southeast looking vertical sections spaced 50 m apart, level plans spaced 10 m apart, and inclined longitudinal sections parallel to veins.  Wireframe models of the veins were built using 3D wobbly polylines on each cross-section (Figures 14-1 and 14-2).  At model extremities, polylines were extrapolated 50 m or more beyond the last drill hole section.  A minimum number of nodes were used to simplify updates.  Polylines were joined together in 3D using tie lines and the continuity was checked using the longitudinal section and level plans.

The veins were modelled as logged, however, narrow intercepts were “bulked out” to 1.5 m true thickness where required.  Polylines were mostly ”snapped” to assay intervals, however, in some cases partial assays were used under the assumption that the mineralized stockwork material is more intense and higher grade near the vein contact.  A few intersections were “tightened” using grade as a guide.  The veins were initially modelled in their entirety, despite areas of low grade or exceptionally narrow intersections.  A description of each modelled vein follows:

•
The Main Valdecañas Vein is intersected by 64 drill holes.  It is cut by a fault which marks a change in dip from -60° northwest of the fault to -50° southeast of the fault.  The well mineralized part of the vein extends from approximately 300 m to more than 900 m below surface and has a strike length of 1,700 m within the property boundary.  It appears to extend into Fresnillo’s properties to the north and east.  The previously defined resource known as “Hanging Wall 2 Vein” has been incorporated into the main Valdecañas Vein for the current resource model.

•
Footwall Vein 1, also known as the Desprendido Vein, is also cut by the fault marking a change in dip.  It is intersected by 16 drill holes and is lower grade and narrower than the Valdecañas Vein.  Footwall Vein 1 varies in true thickness from 1.5 m to 8.0 m, averaging 2.5 m.

•
Hanging Wall Vein 1 is located northwest of the fault.  It varies from 20 m to 100 m above the Valdecañas Vein due to a steepening dip towards the southeast.  Silver grades are commonly greater than 500 g/t Ag.

•
The Stockwork Zone, intersected by five drill holes southeast of the fault, is located in the footwall of the main Valdecañas Vein.  It is adjacent to the Valdecañas Vein in two drill holes and adjacent to the Footwall zone in one hole, and, although the grade is relatively low, the Stockwork Zone represents incremental material to the veins.

•
Footwall Vein 2 is defined by three core holes at the west end of the deposit, and measures approximately 200 m by 80 m by 5 m thick with a steep plunge to the west.  It has low silver grades but relatively high zinc and lead grades.

•	The Juanicipio Vein is located 750 m south of the Valdecañas structure. The resource is made up of three resource panels within a larger, lower grade, Juanicipio Vein structure.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-2

Intercept grade, true thickness, and grade times thickness (GT) values were plotted on 1:2,500 scale inclined longitudinal sections.  Manual contouring outlined a moderate to steep rake to the southeast for the higher grade portions of the Valdecañas Vein.  Sharp decreases in grade and/or thickness suggest that block grades would be best estimated within “resource panels” using hard boundaries.  Using an NSR cut-off value of US$55/t, resource panels were outlined on the inclined longitudinal section and the wireframe models were clipped where required.  Holes GA, JU6, FA, and GH intercept the Valdecañas lens outside the property boundary.

As noted above, RPA modelled the veins as logged and notes that there is additional mineralization in the walls above the NSR cut-off values of US$55/t.  This material will become important when estimating the grade of diluting material in future Mineral Reserve estimates.  RPA recommends that additional wireframe models be constructed in order to determine the grade of the diluting material.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-3

FIGURE 14-1   3D VIEW OF WIREFRAME MODELS

FIGURE 14-2   3D VIEW OF BLOCK MODEL SILVER GRADES

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-4

STATISTICAL ANALYSIS

Assay values located inside the wireframes were tagged with domain identifiers and exported for statistical analysis.  Results were used to help verify the modelling process.  Basic statistics by rock type are summarized in Table 14-1.  Note that some descriptive statistics can be misleading where the number of assays is low.

TABLE 14-1 DESCRIPTIVE STATISTICS OF RESOURCE ASSAY VALUES
MAG Silver Corp. - Juanicipio Joint Venture

	Length (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
	Valdecañas Main Vein
No. of Cases	422	422	422	422	422
Minimum	0.13	4	0.01	0.00	0.00
Maximum	2.15	15,026	38.10	30.00	29.80
Median	1.00	195	0.73	0.88	2.71
Arithmetic Mean	0.95	659	2.17	2.07	3.66
Standard Deviation	0.22	1,301	4.42	3.37	3.80
Coefficient of Variation	0.23	2.0	2.04	1.62	1.04
	Footwall (Desprendido) Vein 1
No. of Cases	64	64	64	64	64
Minimum	0.60	3	0.01	0.00	0.01
Maximum	2.20	8,930	13.75	11.55	15.90
Median	1.00	172	0.25	0.23	0.33
Arithmetic Mean	0.96	776	0.71	1.17	2.05
Standard Deviation	0.26	1,592	1.79	2.22	3.56
Coefficient of Variation	0.28	2.1	2.52	1.90	1.74
	Hanging Wall Vein 1
No. of Cases	32	32	32	32	32
Minimum	0.60	1	0.01	0.00	0.01
Maximum	1.40	10,000	9.69	12.05	12.45
Median	0.93	210	0.17	0.16	0.49
Arithmetic Mean	0.86	927	0.74	1.20	1.75
Standard Deviation	0.24	2,014	1.79	2.55	3.01
Coefficient of Variation	0.28	2.2	2.44	2.13	1.71
	Footwall Vein 2
No. of Cases	17	17	17	17	17
Minimum	0.60	3	0.01	0.04	0.07
Maximum	1.35	552	3.46	13.90	15.00
Median	1.00	66	0.53	1.12	3.02
Arithmetic Mean	0.96	112	1.08	2.44	3.86
Standard Deviation	0.17	140	1.26	3.88	3.98
Coefficient of Variation	0.18	1.3	1.17	1.59	1.03

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-5

	Length (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
	Stockwork Zone
No. of Cases	60	60	60	60	60
Minimum	0.65	4	0.01	0.00	0.00
Maximum	1.30	193	4.22	3.77	13.75
Median	1.00	29	0.75	0.16	0.33
Arithmetic Mean	0.99	38	1.03	0.52	1.01
Standard Deviation	0.10	37	1.02	0.82	1.93
Coefficient of Variation	0.10	1.0	0.99	1.59	1.92
	Juanicipio Vein
No. of Cases	29	29	29	29	29
Minimum	0.20	4	0.01	0.00	0.00
Maximum	2.70	4,370	15.45	10.50	7.66
Median	1.00	121	0.41	0.10	0.38
Arithmetic Mean	0.93	800	1.82	0.96	1.58
Standard Deviation	0.64	1,369	3.50	2.09	2.19
Coefficient of Variation	0.69	1.7	1.92	2.18	1.39

CUTTING HIGH-GRADE VALUES

Where the assay distribution is skewed positively or approaches log-normal, erratic high-grade assay values can have a disproportionate effect on the average grade of a deposit.  One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level.  In the absence of production data to calibrate the cutting level, inspection of the assay distribution can be used to estimate a “first pass” cutting level.

Review of the resource assay histograms within the wireframe domains (Figures 14-3 to 14-6) and a visual inspection of high-grade values on vertical sections suggest cutting erratic values to 6,000 g/t Ag, 16 g/t Au, and 15% for both lead and zinc.  By cutting high values to 6,000 g/t Ag, the coefficient of variation values are mostly less than two and the average silver grade in the Valdecañas Vein has been reduced from 659 g/t to 628 g/t (Table 14-2).

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-6

FIGURE 14-3   HISTOGRAM OF SILVER RESOURCE ASSAYS (N=620)

FIGURE 14-4   HISTOGRAM OF GOLD RESOURCE ASSAYS (N=620)

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-7

FIGURE 14-5   HISTOGRAM OF LEAD RESOURCE ASSAYS (N=620)

FIGURE 14-6   HISTOGRAM OF ZINC RESOURCE ASSAYS (N=620)

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-8

TABLE 14-2 DESCRIPTIVE STATISTICS OF CUT RESOURCE ASSAY VALUES
MAG Silver Corp. - Juanicipio Joint Venture

Cut Ag (g/t)	Cut Au (g/t)	Cut Pb (%)	Cut Zn (%)

Valdecañas Main Vein

No. of Cases	422	422	422	422
Minimum	4	0.01	0.00	0.00
Maximum	6,000	16.00	15.00	15.00
Median	195	0.73	0.88	2.71
Arithmetic Mean	628	1.94	1.99	3.61
Standard Deviation	1,067	3.11	2.85	3.56
Coefficient of Variation	1.7	1.61	1.43	0.99
	Footwall (Desprendido) Vein 1
No. of Cases	64	64	64	64
Minimum	3	0.01	0.00	0.01
Maximum	6,000	13.75	11.55	15.00
Median	172	0.25	0.23	0.33
Arithmetic Mean	730	0.71	1.17	2.04
Standard Deviation	1,382	1.79	2.22	3.51
Coefficient of Variation	1.9	2.52	1.90	1.72
	Hanging Wall Vein 1
No. of Cases	32	32	32	32
Minimum	1	0.01	0.00	0.01
Maximum	6,000	9.69	12.05	12.45
Median	210	0.17	0.16	0.49
Arithmetic Mean	802	0.74	1.20	1.75
Standard Deviation	1,488	1.79	2.55	3.01
Coefficient of Variation	1.9	2.44	2.13	1.71
	Footwall Vein 2
No. of Cases	17	17	17	17
Minimum	3	0.01	0.04	0.07
Maximum	552	3.46	13.90	15.00
Median	66	0.53	1.12	3.02
Arithmetic Mean	112	1.08	2.44	3.86
Standard Deviation	140	1.26	3.88	3.98
Coefficient of Variation	1.3	1.17	1.59	1.03
	Stockwork Zone
No. of Cases	60	60	60	60
Minimum	4	0.01	0.00	0.00
Maximum	193	4.22	3.77	13.75
Median	29	0.75	0.16	0.33
Arithmetic Mean	38	1.03	0.52	1.01
Standard Deviation	37	1.02	0.82	1.93
Coefficient of Variation	1.0	0.99	1.59	1.92

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-9

Cut Ag (g/t)	Cut Au (g/t)	Cut Pb (%)	Cut Zn (%)

	Juanicipio Vein
No. of Cases	29	29	29	29
Minimum	4	0.01	0.00	0.00
Maximum	4,370	15.45	10.50	7.66
Median	121	0.41	0.10	0.38
Arithmetic Mean	800	1.82	0.96	1.58
Standard Deviation	1,369	3.51	2.09	2.19
Coefficient of Variation	1.7	1.93	2.18	1.39

COMPOSITING

Sample lengths range from 13 cm to 2.7 m within the wireframe models.  Slightly more than half (55%) of samples were taken at one metre intervals (Figure 14-7).  Approximately 15% have lengths greater than one metre.  Given these distributions, and considering the width of the mineralization, RPA chose to composite to two metre lengths.  Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary.  Composites less than 0.5 m were removed from the database.

FIGURE 14-7   HISTOGRAM OF SAMPLE LENGTHS

Sample Length (m)

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-10

TABLE 14-3 DESCRIPTIVE STATISTICS OF COMPOSITE VALUES
MAG Silver Corp. - Juanicipio Joint Venture

	Length (m)	Ag (g/t)	Cut Ag (g/t)	Au (g/t)	Cut Au (g/t)	Pb (%)	Cut Pb (%)	Zn (%)	Cut Zn (%)
	Valdecañas Main Vein
N of Cases	211	211	211	211	211	211	211	211	211
Minimum	0.56	8	8	0.02	0.02	0.00	0.00	0.01	0.01
Maximum	2.00	5,877	4,612	22.33	14.84	19.68	11.43	19.79	12.39
Median	2.00	270	270	0.91	0.91	1.27	1.27	3.35	3.35
Arithmetic Mean	1.88	642	615	2.11	1.90	2.10	2.02	3.71	3.66
Standard Deviation	0.31	929	833	3.35	2.49	2.70	2.35	3.13	2.93
Coefficient of Variation	0.17	1.4	1.4	1.59	1.31	1.29	1.16	0.84	0.80
	Footwall (Desprendido) Vein 1
N of Cases	34	34	34	34	34	34	34	34	34
Minimum	0.60	1	1	0.01	0.01	0.00	0.00	0.01	0.01
Maximum	2.00	5,931	4,467	7.57	7.57	5.77	5.77	11.20	10.93
Median	2.00	256	256	0.30	0.30	0.34	0.34	0.52	0.52
Arithmetic Mean	1.79	714	671	0.67	0.67	1.12	1.12	1.91	1.90
Standard Deviation	0.43	1,152	963	1.32	1.32	1.67	1.67	2.76	2.74
Coefficient of Variation	0.24	1.6	1.4	1.99	1.99	1.49	1.49	1.45	1.44
	Hanging Wall Vein 1
N of Cases	15	15	15	15	15	15	15	15	15
Minimum	0.66	2	2	0.01	0.01	0.00	0.00	0.01	0.01
Maximum	2.00	5,041	3,039	4.88	4.88	6.08	6.08	6.88	6.88
Median	2.00	456	456	0.33	0.33	0.32	0.32	1.32	1.32
Arithmetic Mean	1.78	965	831	0.86	0.86	1.24	1.24	1.81	1.81
Standard Deviation	0.41	1,311	906	1.33	1.33	1.71	1.71	2.15	2.15
Coefficient of Variation	0.23	1.4	1.1	1.54	1.54	1.39	1.39	1.19	1.19
	Footwall Vein 2
N of Cases	9	9	9	9	9	9	9	9	9
Minimum	0.85	5	5	0.02	0.02	0.05	0.05	0.09	0.09
Maximum	2.00	552	552	3.19	3.19	9.99	9.99	14.98	14.98
Median	2.00	80	80	0.60	0.60	1.44	1.44	3.78	3.78
Arithmetic Mean	1.78	152	152	1.24	1.24	3.27	3.27	5.02	5.02
Standard Deviation	0.45	170	170	1.28	1.28	3.76	3.76	4.63	4.63
Coefficient of Variation	0.25	1.1	1.1	1.03	1.03	1.15	1.15	0.92	0.92
	Stockwork Zone
N of Cases	33	33	33	33	33	33	33	33	33
Minimum	0.58	0	0	0.00	0.00	0.00	0.00	0.00	0.00
Maximum	2.00	120	120	3.79	3.79	2.75	2.75	8.38	8.38
Median	2.00	27	27	0.96	0.96	0.25	0.25	0.50	0.50
Arithmetic Mean	1.84	35	35	1.02	1.02	0.46	0.46	0.93	0.93
Standard Deviation	0.41	28	28	0.98	0.98	0.61	0.61	1.55	1.55
Coefficient of Variation	0.22	0.8	0.8	0.96	0.96	1.32	1.32	1.66	1.66

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-11

Length (m)	Ag (g/t)	Cut Ag (g/t)	Au (g/t)	Cut Au (g/t)	Pb (%)	Cut Pb (%)	Zn (%)	Cut Zn (%)

	Juanicipio Vein
N of Cases	16	16	16	16	16	16	16	16	16
Minimum	0.5	10	10	0.06	0.06	0.01	0.01	0.04	0.04
Maximum	2.00	4,223	4,223	10.32	10.32	3.00	3.00	5.56	5.56
Median	1.95	254	254	0.67	0.67	0.29	0.29	1.11	1.11
Arithmetic Mean	1.78	587	587	1.61	1.61	0.71	0.71	1.19	1.19
Standard Deviation	0.41	1,043	1,043	2.57	2.57	0.92	0.92	1.37	1.37
Coefficient of Variation	0.49	1.1	1.1	1.43	1.43	1.28	1.28	1.05	1.05

INTERPOLATION PARAMETERS

Variography did not produce results suitable for kriging.  Grade interpolations for silver, gold, lead, zinc, and density were made using inverse distance cubed (ID3) with a minimum of one to a maximum of five composites per block estimate.  The search ellipse varied slightly by vein (Table 14-4).  Hard boundaries were used to limit the use of composites between veins.  The search ellipse used for the Main Valdecañas Vein has a weak anisotropy plunging in the southeast directions as suggested by the trend analysis on longitudinal sections.  Figures 14-8 to 14-12 illustrate the results.  As noted above, several holes located outside the vein wireframes were used to interpolate block grades.

TABLE 14-4 BLOCK ESTIMATE SEARCH STRATEGY
MAG Silver Corp. - Juanicipio Joint Venture

Domain within each Rock Type	Z	Y	Z	Long (m)	Inter. (m)	Short (m)
Valdecañas Main Vein	00°	-55°	-45°	200	150	50
Hanging Wall Vein 1	00°	-65°	00°	150	150	50
Footwall Vein 1	00°	-55°	00°	150	150	50
Footwall Vein 2	00°	-55°	00°	150	150	50
Stockwork Zone	00°	-55°	00°	200	200	75
Juanicipio Vein	15°	-55°	00°	200	200	75

* Note: Gemcom ZYZ rotation nomenclature is used above.  Positive rotation around the X axis is from Y towards Z, around the Y axis is from Z toward X, and around the Z axis is from X toward Y.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-12

FIGURE 14-8   VERTICAL SECTION 2200SE

NOTE: Topographic surface is located at 2,300m Elev.
2,200m Elev.
2,000m Elev.
1,800m Elev.
1,600m Elev.
1,400m Elev.
1,200m Elev.
400
600
800
1000
1200
IC3
IC4
IC2
ID
JA
ID2
IG
IE
IF2
JB
J05
JC
JD
JE
C17-2
MAIN VEIN
HANGING WALL 1 VEIN
FOOTWALL 1 VEIN
MAIN VEIN (OVERLAP AREA)
1740m Elev.
Figure 14-10
1590m Elev.
Figure 14-11
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 50 100 150 200
Metres
February 2012

Figure 14-8

Mag Silver Corp.

Juanicipio Joint Venture
Zacatecas State, Mexico

Valdecañas Deposit
Vertical Section 2200SE

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-13

FIGURE 14-9   VERTICAL SECTION 2400SE

NOTE: Topographic surface is located at 2,300m Elev.
400
600
800
1000
1200
2,200m Elev.
2,000m Elev.
1,800m Elev.
1,600m Elev.
1,400m Elev.
1,200m Elev.
MAIN VEIN
MB
1740m Elev.
Figure 14-10
28P
FOOTWAL 1 VEIN
MC
MH
1590m Elev.
Figure 14-11
STOCKWORK ZONE
MF
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 50 100 150 200
Metres
February 2012

Figure 14-9

Mag Silver Corp.

Juanicipio Joint Venture

Zacatecas State, Mexico

Valdecañas Deposit
Vertical Section 2400SE

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-14

FIGURE 14-10   LEVEL PLAN 1740Z

Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
FOOTWALL 1
HANGING WALL
MAIN VEIN
Vertical Section 2200SE
Vertical Section 2400SE
Metres
February 2012
Figure 14-10
Mag Silver Corp.
Juanicipio Joint Venture
Zacatecas State, Mexico
Valdecañas Deposit
Level Plan 1740Z

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-15

FIGURE 14-11   LEVEL PLAN 1590Z

560,400 N
560,200 N
560,000 N
559,800 N
559,600 N
559,400 N
559,200 N
709,800 E
710,000 E
710,200 E
710,400 E
710,600 E
710,800 E
711,000 E
711,200 E
711,400 E
N
Vertical Section 2200SE
Vertical Section 2400SE
MAIN VEIN
HANGING WALL 1
STOCKWORK ZONE
FOOTWALL 1
MAIN VEIN
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 100 200 300 400
Metres
February 2012

Figure 14-11

Mag Silver Corp.

Juanicipio Joint Venture

Zacatecas State, Mexico

Valdecañas Deposit
Level Plan 1590Z

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-16

FIGURE 14-12   INCLINED LONGITUDINAL SECTION

-1400
-1200
-1000
-800
-600
-400
-200
0
200
400
1000m Elev
800m Elev
600m Elev
400m Elev
200m Elev
0m Elev
-200m Elev
INFERRED RESOURCES
Drill Hole Trace
INDICATED RESOURCES
INFERRED RESOURCES
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 100 200 300 400
Metres
February 2012
Figure 14-12
Mag Silver Corp.
Juanicipio Joint Venture
Zacatecas State, Mexico
Valdecañas Deposit - Main Zone
Inclined Longitudinal Section

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-17

DENSITY

Fresnillo performed 3,111 density measurements, including 484 located within the resource wireframe models.  The spacing and distribution of the measurements allows for density to be estimated throughout the block model for the Valdecañas Main Vein.  RPA used ID3, with a minimum of one and a maximum of five composites, to estimate block density.  Table 14-5 compares the original density measurements with the results from the block model estimate.  Blocks are in general slightly lower than the original measurements due to the spatially closer drill hole spacing in areas of higher grades, and higher density values.

TABLE 14-5 COMPARISON STATISTICS OF DENSITY MEASUREMENTS AND BLOCK ESTIMATES
MAG Silver Corp. - Juanicipio Joint Venture

	Density Measurements			Block
	Minimum	Maximum	Average	Estimate
Valdecañas Main Vein	2.36	4.85	3.02	2.96
Footwall Vein 1	2.56	3.82	2.89	2.90
Footwall Vein 2	2.74	3.62	3.03	3.00
Hanging Wall Vein 1	2.59	3.62	2.90	2.90
Stockwork Zone	2.29	3.05	2.66	2.70
Juanicipio Vein	2.30	3.51	2.82	2.80

BLOCK MODEL

The Gemcom block model is rotated 62.7o and is made up of 185 columns, 110 rows, and 115 levels for a total of 2,340,250 blocks.  The model origin (lower-left corner at highest elevation) is at UTM coordinates 711,015 mE, 558,213 mN and 2,130 m elevation.  Each block is 10 m wide, 10 m high, and 25 m along strike.  A partial block model is used to manage blocks partially filled by mineralized rock types, including blocks along the edges of the deposit. A partial model has a parallel block model containing the percentage of mineralized rock types contained within each block.  The block model contains the following information:

•	domain identifiers with rock type;

•	estimated grades of silver, gold, lead, and zinc inside the wireframe models;

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-18

•	NSR estimates calculated from block grades and related economic and metallurgical assumptions;

•	the percentage volume of each block within the mineralization wireframes;

•	tonnage factors, in tonnes per cubic metre, specific to each rock type;

•	the distance to the closest composite used to interpolate the block grade; and

•	the resource classification of each block.

NSR CUT-OFF VALUE

NSR factors were developed by RPA for the purposes of geological interpretation and resource reporting.  NSR is the estimated value per tonne of mineralized material after allowance for metallurgical recovery and consideration of smelter terms, including payables, treatment charges, refining charges, price participation, penalties, smelter losses, transportation, and sales charges.

Input parameters used to develop the NSR factors have been derived from recent metallurgical testwork on the Valdecañas Vein and smelter terms from comparable projects.  These assumptions are dependent on the processing scenario, and will be sensitive to changes in inputs from further metallurgical testwork.  Key assumptions are listed below:

•	Metal prices:	US$19.25 per ounce of silver US$1,100 per ounce of gold US$0.93 per pound of lead US$0.88 per pound of zinc

•
Recoveries based on preliminary metallurgical testing:
84% Ag recovery to Pb concentrate
71% Au recovery to Pb concentrate
94% Pb recovery to Pb concentrate
87% Zn recovery to Zn concentrate
7% Ag recovery to Zn concentrate
4% Ag recovery to Fe concentrate
17% Au recovery to Fe concentrate

The net revenue from each metal was calculated and then divided by grade to generate an NSR factor.  These NSR factors represent revenue ($) per metal unit (per g/t Ag, for example), and are independent of resource grade.  RPA used the following factors to calculate NSR:

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-19

Ag:            $0.52 per g/t
Au:            $26.01 per g/t
Pb:            $11.69 per %
Zn:            $8.67 per %

These NSR factors were multiplied by block grades to calculate an NSR value ($ per tonne) for each block in the block model, which was compared directly to unit operating costs required to mine that block.  For the purposes of developing an NSR cut-off value, a total unit operating cost of US$55 per tonne milled was estimated, which includes mining, processing, and general and administrative expenses.

CLASSIFICATION

Definitions for resource categories used in this report are consistent with those defined by CIM (2010) and adopted by NI 43-101.  In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”.  Mineral Resources are classified into Measured, Indicated, and Inferred categories.  A Mineral Reserve is defined as the “economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study”.  Mineral Reserves are classified into Proven and Probable categories.  No Mineral Reserves have been estimated for the Juanicipio property.

Resources were classified as Indicated or Inferred based on drill hole spacing and the apparent continuity of mineralization. The Indicated Resource in the Valdecañas Vein (Figure 14-12) is in the central part where good continuity of higher grade mineralization is reasonably well established with drill holes spaced at about 100 m. Most of the Hanging Wall Vein is classified as Indicated because of the good continuity apparent at approximately 100 m drill hole spacing.  Part of the Footwall Vein was also classified as Indicated given the drill hole spacing and both geologic and grade continuity.  The lower grades reported in the Inferred category result from lower grade material in the up-dip and down-dip projections of the Valdecañas Vein.  All other zones/lenses were classified as Inferred.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-20

MINERAL RESOURCE REPORTING

RPA estimated Mineral Resources for the Valdecañas and Juanicipio vein systems using drill hole data available as of August 5, 2011 (Table 14-6).  At an NSR cut-off of US$55/t, Indicated Mineral Resources are estimated to total 6.2 million tonnes of 728 g/t Ag, 1.9 g/t Au, 1.9% Pb, and 3.9% Zn.  Inferred Mineral Resources are estimated to total 7.1 million tonnes of 373 g/t Ag, 1.6 g/t Au, 1.5% Pb, and 2.6% Zn.  The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins, the Stockwork Zone, and the Juanicipio Vein.  There are no Mineral Reserves estimated on the property.

The total contained metals in the Indicated Resource are 146 million ounces of silver, 384,000 ounces of gold, 267 million pounds of lead, and 539 million pounds of zinc. The Inferred Resource contains 85 million ounces of silver, 370,000 ounces of gold, 236 million pounds of lead, and 400 million pounds of zinc.

TABLE 14-6 JUANICIPIO JOINT VENTURE MINERAL RESOURCES (100% BASIS) – AUGUST 2011
MAG Silver Corp. - Juanicipio Joint Venture

		Grade				Contained Metal
	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	Mt	g/t	g/t	%	%	M oz	K oz	M lb	M lb
INDICATED
Valdecañas Main Vein	5.6	694	2.1	2.0	4.0	125	371	247	499
Footwall Vein 1	0.3	1,359	0.4	1.8	4.2	13	3	12	27
Hanging Wall Vein 1	0.3	755	0.8	1.1	1.9	8	9	8	14
Total	6.2	728	1.9	1.9	3.9	146	384	267	539

INFERRED
Valdecañas Main Vein	4.4	332	1.7	1.9	3.2	47	240	181	306
Footwall Vein 1	0.7	456	0.8	1.0	1.3	11	18	16	21
Hanging Wall Vein 1	0.1	553	0.5	0.6	1.4	1	1	1	2
Footwall Vein 2	0.2	145	1.3	3.2	4.9	0.8	7	12	18
Stockwork Zone	0.6	44	1.3	0.6	1.5	0.9	27	8	20
Juanicipio Vein	1.1	693	2.2	0.7	1.3	24	77	17	32
Total	7.1	373	1.6	1.5	2.6	85	370	236	400

Notes:
1.	CIM definitions were followed for the classification of Mineral Resources.
2.	Mineral Resources are estimated at an incremental NSR cut-off value of US$55 per tonne
3.
NSR values are calculated in US$ using factors of $0.52 per g/t Ag, $26.01 per g/t Au, $11.69 per % Pb and $8.67 per % Zn. These factors are based on metal prices of US$19.25/oz Ag, US$1,100/oz Au, $0.93/lb Pb, and $0.88/lb Zn and estimated recoveries and smelter terms.

4.	The Mineral Resource estimate uses drill hole data available as of August 5, 2011.
5.	Totals may not add correctly due to rounding

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-21

MINERAL RESOURCE VALIDATION

RPA validated the block model by visual inspection, volumetric comparison, swath plots, and a comparison with results using inverse distance to the power of five grade interpolation.  Visual comparison on vertical sections and plan views, and a series of swath plots found good overall correlation between the block grade estimates and supporting composite grades.

The estimated total volume of the wireframe models is 4,747,000 m3, while the volume of the block model at a zero grade cut-off is 4,746,000 m3.  Results are listed by vein in Table 14-7.

TABLE 14-7 VOLUME COMPARISON
MAG Silver Corp. - Juanicipio Joint Venture

	Volume Wireframes	Volume Blocks
	(m3 x 1,000)	(m3 x 1,000)
Valdecañas Main	3,409	3,410
Footwall 1	369	368
Hanging Wall 1	142	143
Footwall 2	64	64
Stockwork Zone	371	370
Juanicipio	395	393
Total	4,750	4,748

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-22

COMPARISON OF OTHER ESTIMATES

Table 14-8 compares the current and previous estimates by RPA.  The increase in silver grade for the Valdecañas Vein classified as Indicated is partly due to reinterpretation of wireframes models and reassigning material from Hanging Wall Vein 2 to the Main Valdecañas Vein.  The use of a block cut-off NSR value of US$55/t also contributed to the increase in grades.  The additional tonnage classified as Indicated is due to the increased confidence in the resource model due to closer spaced drilling.  The reclassification of Inferred material to the Indicated category resulted in a slight decrease in Inferred tonnes, however, this decrease was offset by additional material discovered at the Juanicipio Vein.

TABLE 14-8 COMPARISON TO PREVIOUS RPA RESOURCE ESTIMATE
MAG Silver Corp. - Juanicipio Joint Venture

		Grade				Contained Metal
	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	Mt	g/t	g/t	%	%	M oz	K oz	M lb	M lb
Current Estimate
Indicated	6.2	728	1.9	1.9	3.9	146	384	267	539
Inferred	7.1	373	1.6	1.5	2.6	85	370	236	400
September 2010
Indicated	5.2	662	1.9	1.8	3.7	111	321	204	420
Inferred	7.7	376	1.6	1.5	2.7	93	387	261	466
Difference
Indicated	1.0	66	0.0	0.2	0.3	35	62	62	120
Inferred	-0.6	-3	0.1	0.0	-0.2	-8	-17	-25	-66
Percent Difference
Indicated	19%	10%	0%	9%	8%	31%	19%	30%	28%
Inferred	-8%	-1%	4%	-2%	-7%	-9%	-4%	-10%	-14%

Table 14-9 compares the current RPA estimate to Strathcona’s June 2011 estimate.  The drill hole databases were similar for each estimate.  For Indicated Resources, Strathcona estimated slightly less tonnage and Ag and Au grades for less contained Ag and Au, but approximately the same contained Pb and Zn.  For Inferred category, Strathcona estimated significantly less tonnage, but at a higher Ag grade, and significantly less contained Ag, Au, Pb, and Zn.  These differences can be primarily attributed to:

•
RPA applied an NSR cut-off that included Ag, Au, Pb and Zn; whereas Strathcona used a straight silver cut-off of 100 g/t Ag.  RPA’s resource estimate includes material grading less than 100 g/t Ag, but above an NSR value of 55 $/t which in addition to Ag, considers Au, Pb, and Zn.  The material in the RPA estimate, but not included in the Strathcona estimate, is mostly located in the base metal rich zone towards the deeper part of the deposit.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-23

•
For the Juanicipio Vein, RPA estimated more tonnes and contained metal primarily due to different interpretations and the inclusion of hole 17.5R which intersected 1.75 m grading 1,597 g/t Ag, 9.92 g/t Au, 0.82% Pb, and 2.06% Zn.

•	RPA included incremental material in the Stockwork Zone, which has an effect of increasing the tonnes but decreases the average grades, for overall increases in contained metals.

•	RPA included resources in the Hanging Wall Vein whereas Strathcona did not.

TABLE 14-9 COMPARISON OF RPA AND STRATHCONA RESULTS
MAG Silver Corp. - Juanicipio Joint Venture

		Grade				Contained Metal
RPA August 2011	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	Mt	g/t	g/t	%	%	M oz	K oz	M lb	M lb
INDICATED
Valdecañas Main Vein	5.6	694	2.1	2.0	4.0	125	371	247	499
Footwall Vein	0.3	1,359	0.4	1.8	4.2	13	3.3	12	27
Hanging Wall Vein 1	0.3	755	0.8	1.1	1.9	8.2	9.2	8.4	14
Total Indicated	6.2	728	1.9	1.9	3.9	146	384	267	539
INFERRED							-
Valdecañas Main Vein	4.4	332	1.7	1.9	3.2	47	240	181	306
Footwall (Desprendido) Vein	0.7	456	0.8	1.0	1.3	11	18	16	21
Hanging Wall Vein 1	0.1	553	0.5	0.6	1.4	1.4	1.1	1.0	2.5
Footwall Vein 2	0.2	145	1.3	3.2	4.9	0.8	7.3	12	18
Stockwork Zone	0.6	44	1.3	0.6	1.5	0.9	27	8.4	20
Juanicipio Vein	1.1	693	2.2	0.7	1.3	24	77	17	32
Total Inferred	7.1	373	1.6	1.5	2.6	85	370	236	400

Strathcona June 2011	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	Mt	g/t	g/t	%	%	M oz	K oz	M lb	M lb
INDICATED
Valdecañas Main Vein	5.7	702	1.9	2.2	4.2	128	348	276	528
Total Indicated	5.7	702	1.9	2.2	4.2	128	348	276	528
INFERRED							-
Valdecañas Main Vein	2.0	459	2.0	1.6	3.1	30	129	71	137
Footwall (Desprendido) Vein	1.8	540	0.9	1.8	3.2	31	52	71	127
Juanicipio Vein	0.5	638	0.8	0.9	1.7	10	13	10	19
Total Inferred	4.3	513	1.4	1.6	3.0	71	194	152	282

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 14-24

15 MINERAL RESERVE ESTIMATES

This section is not applicable.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 15-1

16 MINING METHODS

This section is not applicable.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 16-1

17 RECOVERY METHODS

This section is not applicable.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 17-1

18 PROJECT INFRASTRUCTURE

This section is not applicable.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 18-1

19 MARKET STUDIES AND CONTRACTS

This section is not applicable.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 19-1

20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 20-1

21 CAPITAL AND OPERATING COSTS

This section is not applicable.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 21-1

22 ECONOMIC ANALYSIS

This section is not applicable.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 22-1

23 ADJACENT PROPERTIES

Fresnillo holds the mining concessions to the north and east of the Juanicipio property. In recent years, Fresnillo has focused exploration activity on tracing the San Carlos Vein to the west from the known Fresnillo mining centre and on exploration for parallel veins, both to the north and south.  It has been successful in following the San Carlos Vein for over six kilometres and in discovering several parallel veins lying between the San Carlos and Saucito Veins to the south.  This includes the Jarillas Vein, which appears to be the eastern extension of the Valdecanas Vein.  Fresnillo initially referred to the veins to the south of San Carlos, including the Juanicipio Joint Venture area as its Fresnillo II development project (Fresnillo, 2009a), but since mid-2009 has referred to their 100% owned properties as the Saucito project, separate from the Juanicipio Joint Venture.

The Saucito Area lies west of the Fresnillo Mine and east of Juanicipio (Figure 23-1). The project is made up of three main vein structures: El Saucito, Jarillas (Valdecañas), and Santa Natalia. Smaller veins include Madrono and Mesquite.  Outside of the Juanicipio project and using a cut-off grade of 200 g/t Ag equivalent, Fresnillo reports Measured plus Indicated Resources for Minera Saucito at 7.25 Mt grading 528 g/t Ag and 2.41 g/t Au for 123.2 million ounces of silver and 0.562 million ounces of gold; and Inferred Resources of 14.45 Mt grading 350 g/t Ag and 1.48 g/t Au for 162.5 million ounces silver and 0.652 million ounces gold (Fresnillo, 2010a).

In September 2010, Fresnillo announced that the Fresnillo II project is on track for production in the first half of 2011 starting at 4.7 million ounces silver per year and later ramping up to 9.0 million ounces silver per year. The mine capacity will be 330,000 tpa ore, gradually ramping up to 990,000 tpa by 2014.  The Saucito shaft is fully operational. As of September 2010, the Jarillas shaft located 1,100 m east of the Juanicipio property boundary was at a depth of 208 m of the planned 630 m. All equipment for the mill, located at the Jarillas shaft, was purchased and construction contracts signed (Fresnillo, 2010b).

RPA was unable to verify the information above and the information above may not be indicative of the mineralization on the property that is the subject of this Technical Report.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 23-1

FIGURE 23-1   ADJACENT PROPERTIES

704,000 mE
706,000 mE
708,000 mE
710,000 mE
712,000 mE
714,000 mE
716,000 mE
718,000 mE
2,564,000 mN
2,562,000 mN
2,560,000 mN
2,558,000 mN
2,556,000 mN
Figure 23-1
Mag Silver Corp.
Juanicipio Joint Venture
Zacatecas State, Mexico
Adjacent Properties
0 0.5 1.0 1.5 2.0
Kilometres
NAD27, Zone 13 for Mexico
N
FRESNILLO MINE AREA
V. San Carlos
V. Sta. Natalia
JV Boundary
V. Linares
Valdecañas Vein
Juanicipio Vein
V. Jarillas
Madrono
Mezquite
44% MAG / 56% FRESNILLO PLC
V. Saucito
Zona Peridras
LEGEND:
Drill Holes
Complete
Veins
Vein
Projected Vein
Shaft
Jarillas Shaft & Mill
Saucito Shaft
February 2012
Source: Mag Silver Corp., 2012.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 23-2

24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 24-1

25 INTERPRETATION AND CONCLUSIONS

MAG Silver and joint venture partner Fresnillo have made a major discovery of low-sulphidation epithermal vein mineralization, located in the southwest corner of the world-class Fresnillo silver mining district.  The discovery is located in the northeast corner of the property and consists of two silver-gold-lead-zinc epithermal structures known as Valdecañas and Juanicipio vein systems.  Most exploration on the property has focused on these two vein systems.  There is good exploration potential remaining at the Juanicipio Vein and elsewhere on the property, which remains largely underexplored.  A significant exploration budget is warranted.

RPA estimated Mineral Resources for the Valdecañas and Juanicipio vein systems using drill hole data available as of August 5, 2011.  At an NSR cut-off of US$55/t, Indicated Mineral Resources are estimated to total 6.2 million tonnes of 728 g/t Ag, 1.9 g/t Au, 1.9% Pb, and 3.9% Zn.  Inferred Mineral Resources are estimated to total 7.1 million tonnes of 373 g/t Ag, 1.6 g/t Au, 1.5% Pb, and 2.6% Zn.  The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins, a Stockwork Zone, and the Juanicipio Vein.  The Valdecañas Vein extends to the property boundary in both the northwest and southeast directions.  There is potential to extend the Mineral Resource in the up-dip and down-dip directions.  There are no Mineral Reserves estimated on the property.

The total contained metals in the Indicated Resource are 146 million ounces of silver, 384,000 ounces of gold, 267 million pounds of lead, and 539 million pounds of zinc.  The Inferred Resource contains 85 million ounces of silver, 370,000 ounces of gold, 236 million pounds of lead, and 400 million pounds of zinc.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 25-1

26 RECOMMENDATIONS

The Juanicipio property hosts a significant silver-gold-lead-zinc deposit and merits considerable additional work.  RPA recommends a budget of US$8.65 million (Table 26-1) for 2012 to advance the Valdecañas vein system and explore elsewhere on the property.  Work should include:

•	10,000 m of drilling at the Valdecañas vein system to obtain a drill hole spacing no greater than 100 m in both the along-strike and up- and down-dip directions.

•	6,500 m of drilling at the Las Venadas Vein to explore for extensions of the known mineralization.

•	19,500 m of drilling for a property-wide exploration program including mapping, and drilling of new targets. Key criteria should be known mineralization, lineaments, and alteration.

TABLE 26-1 PROPOSED BUDGET (100% BASIS)
MAG Silver Corp. - Juanicipio Joint Venture

Item	US$
Drilling (~36,000 m)	5,400,000
Interpretation, resource update, etc.	65,000
Geotechnical and Engineering Studies	1,200,000
Operating Costs / Office	1,200,000
Sub-total	7,865,000
Contingency (10%)	786,500
Total	8,651,500

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 26-1

27 REFERENCES

Albinson, 1988: Geologic Reconstruction of Paleosurfaces in the Sombrerete, Colorada and Fresnillo Districts, Zacatecas State Mexico. Economic Geology, v. 83, no. 8., pp. 1647-1667.

Aeroquest International Inc, 2007: Report on a Helicopter-Borne AeroTEM System Electromagnetic & Magnetic Survey, Juanicipio Test Survey, Zacatecas State, Mexico. 32 pp.

Chartier, D., Cole., G., and Couture, J-F., 2008: Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico. Technical report prepared for MAG Silver Corp. by SRK Consulting.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Definition Standards for Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, November 27, 2010.

Brown, A, Cole, F., and Couture, J-F, 2011: December 31, 2010 Audited Mineral Resource Statement for Minera Juanicipio S.A. Unpublished memorandum to David Giles of Fresnillo plc. with copy to Dan MacInnis of MAG Silber Corp. by SRK Consulting dated February 8, 2011

Creel, García-Cuéllar, Aiza y Enríquez, 2010: Juanicipio Mining Concession, Title Opinion, December 24, 2010.

Fresnillo plc, 2009: Operations review for the fourth quarter 2008.

Fresnillo plc, 2010a – Consolidated Mineral Resource Statement, December 2009.

Fresnillo plc, 2010b – Fresnillo plc presentation by Jaime Lomelin, CEO, Fresnillo, presented at the Denver Gold Forum, September 21, 2010.

Ghaffari, H., Stewart, S.B.V., and Couture, J-F, 2009: Valdecañas Project – Scoping Study NI 43-101 Technical Report, dated August 19, 2009 and filed on SEDAR on November 6, 2009.

Leuangthong, O., Brown, A., and Cole, G., 2011.  Response to Benchmark Six Inc. Memorandum on Resource Estimate for Valdecañas. Unpublished memorandum for SRK Consulting addressed to the Joint Venture Committee of Minera Juanicipio S.A. de C.V. dated July 6, 2011

Megaw, P.K.M., and Ramirez, R.L., 2001: Report on Phase 1 data compilation and geological, geochemical and geophysical study of the Juanicipio Claim, Fresnillo District, Zacatecas, Mexico. Report prepared for Minera Sunshine de Mexico S.A. de C.V.

Megaw, P.K.M, 2010: Discovery of the Silver-Rich Juanicipio-Valdecañas Vein Zone, Western Fresnillo District, Zacatecas, Mexico. Society of Economic Geologists, Inc. Special Publication 15, pp. 119–132

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 27-1

Ross, D.A., 2007: Comments on the Juanicipio Joint Venture Program, Zacatecas, Mexico. Report prepared for MAG Silver by Scott Wilson RPA.

Ross D.A., and Roscoe, W.E., 2009: Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico. Technical report prepared for MAG Silver Corp. by Scott Wilson RPA and filed on SEDAR.

Ross D.A., 2011: Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico. Technical report prepared for MAG Silver Corp. by Scott Wilson RPA and filed on SEDAR.

Ruvalcaba-Ruiz, D.C., and Thompson, T.B., 1988: Ore deposits at the Fresnillo Mine, Zacatecas, Mexico. Economic Geology, v. 83, no.8, pp. 1583-1596.

Simmons, S.F., 1991: Hydrologic implications of alteration and fluid inclusion studies in the Fresnillo District, Mexico; evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn ore bodies. Economic Geology, v. 86, no. 8, pp. 1579-1601.

Srivastava, M., 2011: Resource Estimate for Valdecañas. Unpublished memorandum for Benchmark Six Inc. addressed to Michael Petrina of MAG Silver Corp. dated June 3, 2011

Valenzuela, C.L., 2008: Proyecto Juanicipio 002-102606 Recuperacion de oro, plata, plomo y zinc. Reporte de avance No. 1. Report prepared for Fresnillo plc by Servicios Industriales Peñoles, S.A. de C.V., Centro de Investigacion y Desarrollo Tecnologico, Procesamiento de Minerales.

Wendt, C.J., 2002: The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico. Technical report prepared for Mega Capital Investments.

Wetherup, S., 2006: Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico. Report prepared for MAG Silver Corp. by Caracle Creek International Consulting Inc.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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28 SIGNATURE PAGE

This report titled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” and dated February 1, 2012, was prepared and signed by the following author:

(Signed & Sealed) “David A. Ross”

Dated at Toronto, Ontario                                                 David A. Ross, M.Sc., P.Geo.
February 1, 2012                                                                 Principal Geologist

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 28-1

29 CERTIFICATE OF QUALIFIED PERSON

DAVID ROSS

I, David A. Ross, P.Geo., as an author of this report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” prepared for MAG Silver Corp. and dated February 1, 2012, do hereby certify that:

1.	I am a Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.
I am a graduate of Carleton University, Ottawa, Ontario, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3.
I am registered as a Professional Geoscientist in the Province of Ontario (Reg.#1192). I have worked as a geologist for a total of 15 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

a.	Mineral Resource estimation work and reporting on numerous mining and exploration projects around the world.
b.	Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Juanicipio property most recently on December 16, 2010.

6.	I am responsible for the preparation of all items of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	In 2007, I made an internal review of the Juanicipio Joint Venture exploration program; in 2009 and again in 2010 I updated the Mineral Resource estimated and filed NI 43-101 reports.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 29-1

10.
As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 1st day of February, 2012

(Signed & Sealed) “David A. Ross”

David A. Ross, M.Sc., P.Geo

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 29-2

30 APPENDIX 1

LIST OF DRILL HOLES

TABLE 30-1 SUMMARY OF DRILLING
MAG Silver Corp. - Juanicipio Joint Venture

Hole	Easting	Northing	Elevation	Orientation		Length
	(m)	(m)	(m)	Azimuth	Dip	(m)
10P	711,090	558,654	2,429	22	-60	822
11P	711,143	558,420	2,414	22	-55	961
12P	710,782	558,630	2,318	20	-55	823
14P	710,557	557,673	2,343	195	-55	861
15P	710,351	558,219	2,387	20	-55	843
16P	710,713	559,522	2,266	340	-52	738
16Q	710,911	558,434	2,338	42	-52	895
17.5P	710,909	558,436	2,339	12	-69	726
17.5Q	710,909	558,436	2,339	359	-74	859
17.5R	710,785	558,134	2,329	12	-69	959
17P	710,910	558,435	2,339	20	-63	841
17Q	710, 910	558,435	2,339	31	-76	835
17R	710,784	558,134	2,329	29	-63	1,119
18.5R	710,581	558,485	2,423	38	-77	947
18P	710,877	558,483	2,346	5	-63	841
18Q2	710,909	558,434	2,338	344	-66	845
18R	710,878	558,483	2,346	330	-79	806
19P	710,782	558,630	2,318	316	-66	715
19Q	710,781	558,630	2,318	304	-64	441
19Q2	710,802	558,566	2,317	304	-64	124
19Q3	710,891	558,588	2,362	304	-64	818
19R	710,581	558,485	2,423	9	-78	1,074
20P	710,248	558,323	2,376	17	-55	938
20R	710,240	558,594	2,348	66	-77	944
21P	710,211	558,392	2,365	0	-51	858
21Q	710,211	558,393	2,365	5	-62	855
21R	710,211	558,394	2,365	0	-68	918
22P	710,211	558,392	2,365	334	-53	966
22R	710,238	558,592	2,348	314	-69	976
23R	709,717	558,701	2,403	35	-77	928
24P	710,235	558,053	2,396	30	-70	895
25P	708,659	559,788	2,374	15	-66	897
27P	708,536	559,312	2,402	21	-52	919
28P	709,941	559,072	2,367	39	-51	854
31P	709,783	558,816	2,400	22	-52	911
33P	709,645	557,124	2,378	20	-55	841
35P	709,900	557,221	2,362	59	-51	936
36P	710,222	557,349	2,359	63	-66	900

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 30-1

Hole	Easting	Northing	Elevation	Orientation		Length
	(m)	(m)	(m)	Azimuth	Dip	(m)

37P	709,870	559,352	2,306	20	-55	859
38P	709,641	558,889	2,385	21	-53	853
39P	709,497	558,664	2,393	21	-62	859
41P	709,963	559,805	2,292	172	-78	672
C17	710,259	560,237	2,240	190	-58	540
C17-2	710,260	560,241	2,240	189	-59	927
C19	710,377	560,018	2,245	215	-53	730
E18	710,204	560,235	2,242	210	-53	873
FA	710,131	560,009	2,360	346	-63	731
FE	709,963	559,791	2,294	10	-58	851
GA	710,131	560,010	2,360	341	-61	731
GB	709,964	559,809	2,292	10	-45	833
GC	709,965	559,808	2,292	11	-51	851
GD	709,966	559,808	2,292	8	-56	852
GE	709,964	559,808	2,292	9	-62	970
GF	709,965	559,807	2,292	354	-62	960
GH	709,750	559,864	2,333	31	-56	953
HD	709,963	559,790	2,294	22	-51	792
HE	709,963	559,789	2,294	24	-60	869
HF	709,964	559,788	2,294	22	-64	895
HG	709,963	559,789	2,294	25	-64	1,017
IB	710,093	560,045	2,352	19	-69	642
IC2	710,168	559,767	2,370	6	-58	601
IC3	710,190	559,846	2,369	5	-58	646
IC4	710,180	559,810	2,371	8	-54	644
IC5	710,130	560,008	2,360	32	-69	556
ID	710,167	559,766	2,370	359	-70	884
ID2	710,141	559,612	2,322	9	-53	909
IE	710,141	559,611	2,322	1	-66	846
IF2	710,060	559,525	2,311	19	-65	1,001
IG	710,141	559,613	2,322	3	-62	961
J05	710,187	559,668	2,346	23	-51	932
J09	710,318	559,658	2,372	26	-63	775
J-11	710,316	559,658	2,372	44	-51	800
J21	711,127	559,276	2,425	354	-75	960
JA	710,180	559,809	2,371	24	-63	768
JB	710,174	559,770	2,371	23	-53	844
JC	710,172	559,765	2,370	22	-62	990
JD	710,192	559,667	2,346	12	-60	942
JE	710,191	559,667	2,346	12	-66	972
JU1	710,945	558,511	2,365	20	-60	749
JU2	710,654	558,951	2,302	18	-62	902
JU3	710,778	558,076	2,329	20	-60	840
JU4	710,557	557,671	2,343	15	-70	925
JU5	710,826	559,163	2,297	20	-62	928
JU6	711,139	559,319	2,426	15	-53	743
JU7	710,422	559,981	2,249	20	-60	811

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

Page 30-2

Hole	Easting	Northing	Elevation	Orientation		Length
	(m)	(m)	(m)	Azimuth	Dip	(m)

JU8	710,817	557,887	2,335	20	-68	700
JU9	709,943	559,579	2,300	10	-59	748
KC	710,316	559,656	2,372	9	-54	834
KD	710,316	559,656	2,372	8	-62	786
KE	710,316	559,656	2,372	9	-70	899
KF	710,314	559,652	2,372	17	-76	927
KG3	710,314	559,655	2,372	8	-67	885
LE2	710,316	559,656	2,372	28	-68	758
MA	710,422	559,986	2,248	20	-80	523
MB	710,675	559,605	2,266	340	-41	666
MC	710,675	559,604	2,266	340	-51	754
ME	710,712	559,520	2,266	340	-58	841
MF	710,737	559,451	2,268	329	-59	963
MG	710,736	559,451	2,268	318	-62	929
MH	710,344	559,566	2,376	17	-67	951
MI	710,346	559,566	2,376	26	-66	860
NA	710,345	559,566	2,376	31	-50	848
ND	710,715	559,522	2,266	350	-63	787
NE	710,714	559,521	2,266	333	-64	842
NF2	710,737	559,452	2,268	324	-69	830
NG	710,713	559,522	2,266	319	-72	810
OA	710,713	559,519	2,266	8	-51	667
OB	710,678	560,132	2,347	360	-47	715
OC	710,809	559,736	2,365	360	-57	907
OD	710,713	559,520	2,266	10	-57	936
OE2	710,783	559,311	2,289	354	-46	884
OF	710,784	559,315	2,288	348	-55	878
OG	710,784	559,315	2,288	338	-62	942
PC	710,715	559,522	2,266	25	-53	663
PD	710,734	559,504	2,267	41	-64	690
PE	710,736	559,503	2,267	14	-70	597
PE2	710,734	559,499	2,267	16	-70	694
PF	710,783	559,325	2,289	352	-72	907
QD	710,733	559,504	2,267	354	-52	814
QE	710,735	559,503	2,267	33	-57	642
QF	710,738	559,454	2,267	31	-65	729
QG	710,735	559,503	2,267	51	-72	671
QH	710,784	559,315	2,289	16	-67	856
RB	711,091	559,636	2,395	356	-66	561
RC	711,098	559,320	2,424	352	-51	791
RD	711,097	559,316	2,424	343	-61	826
RE	711,125	559,276	2,425	337	-64	868
SD	711,098	559,329	2,423	4	-61	868
SE	711,097	559,316	2,424	347	-74	924
TE	711,099	559,318	2,424	15	-75	913
UE	711,154	559,252	2,424	22	-66	808
Total						108,509

MAG Silver Corp. – Juanicipio Property
Technical Report NI 43-101 – February 1, 2012

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